Exhibit 99.1

TECK RESOURCES LIMITED
Suite 3300 - 550 Burrard Street
Vancouver, British Columbia
V6C 0B3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

           TAKE NOTICE that the Annual General Meeting (the “Meeting”) of the shareholders of TECK RESOURCES LIMITED (the “Corporation”) will be held in the British Columbia Ballroom, Fairmont Hotel Vancouver, 900 W. Georgia Street, Vancouver, British Columbia, on Wednesday, the 20th day of April 2011, at 11:00 a.m. Pacific Daylight Time, to:

(a)
receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2010 and the report of the Auditors thereon;

(b)	elect 14 directors;

(c)	appoint the Auditors and authorize the directors to fix the Auditors’ remuneration;

(d)	consider and approve the advisory resolution with respect to the Corporation’s approach to executive compensation; and

(e)	transact such other business as may properly come before the Meeting or any adjournment thereof.

Notes:

1.           For those shareholders who requested it, a copy of the Annual Report accompanies this Notice of Meeting.

2.           A Management Proxy Circular and form of proxy accompanies this Notice of Meeting.

              Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3, at least 48 hours before the Meeting.

3.           As provided in the Canada Business Corporations Act, the directors have fixed a Record Date of March 1, 2011.  Accordingly, shareholders registered on the books of the Corporation at the close of business on March 1, 2011 are entitled to notice of the Meeting and to vote at the Meeting.

4.           If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

DATED this 1st day of March, 2011.

By order of the Board of Directors

“Karen L. Dunfee”
Karen L. Dunfee Corporate Secretary

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies	- 1 -
Voting of Shares	- 1 -
Registered Shareholders	- 1 -
Non-Registered Shareholders	- 2 -
Objecting Beneficial Owners	- 2 -
Non-Objecting Beneficial Owners	- 2 -
Voting Shares and Principal Holders of Voting Shares	- 3 -
Subordinate Voting Shareholder Protection	- 3 -
Record Date	- 4 -
PARTICULARS OF MATTERS TO BE ACTED ON	- 5 -
Election of Directors	- 5 -
Appointment of Auditors	- 10 -
Auditors’ Fees	- 10 -
Advisory Resolution on Executive Compensation	- 11 -
REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	- 12 -
Independence Determination	- 12 -
Key Activities	- 13 -
Risk Oversight	- 13 -
Canadian Securities Administrators Governance Guidelines and Disclosure Requirements	- 13 -
Comparison with NYSE Corporate Governance Rules	- 13 -
Succession and Nomination of New Directors	- 14 -
Orientation and Continuing Education of Directors	- 14 -
Evaluation of Directors	- 15 -
Ethical Business Conduct	- 15 -
REPORT OF THE AUDIT COMMITTEE	- 16 -
Financial Reporting	- 16 -
With Respect to the External Auditors	- 17 -
With Respect to the Internal Auditors	- 17 -
Financial Controls Program	- 17 -
Charter and Key Practices	- 18 -
COMPENSATION OF DIRECTORS	- 19 -
Objectives and Design of Director Compensation	- 19 -
Process for Determining Director Compensation	- 19 -
Compensation Components	- 19 -
Summary Compensation Table – Directors	- 20 -
Outstanding Share-Based Awards and Option-Based Awards	- 21 -
Incentive Plan Awards – Value Vested or Earned During the Year	- 22 -
Mandatory Shareholding Policy for Directors	- 22 -
COMPENSATION DISCUSSION AND ANALYSIS	- 23 -
Executive Summary	- 23 -
Compensation Committee	- 23 -
2010 COMPENSATION OVERVIEW	- 25 -
Objectives of the Executive Compensation Program	- 25 -
Compensation Plan Design	- 25 -
Market Competitiveness	- 25 -

- i -

Corporate Ethics and Reporting	- 26 -
Total Direct Compensation Components	- 26 -
Compensation Reimbursement Policy	- 27 -
Compensation Process Participants	- 27 -
Determining Compensation Mix	- 27 -
Setting Performance Objectives and Goals	- 28 -
Reviewing Performance and Setting Compensation	- 28 -
2010 TOTAL DIRECT COMPENSATION NARRATIVE AND TABLES	- 28 -
Base Salary	- 28 -
Annual Incentive Bonus	- 29 -
Long Term Incentives	- 34 -
Pensions	- 35 -
Benefits	- 36 -
Termination and Change of Control Benefits	- 36 -
Performance Graph	- 37 -
Summary of Total Compensation for NEOs	- 38 -
INCENTIVE PLAN AWARDS	- 39 -
Outstanding Share-Based Awards and Option-Based Awards	- 39 -
Incentive Plan Awards – Value Vested or Earned During the Year	- 40 -
STOCK OPTION PLANS	- 40 -
2001 Plan	- 40 -
2010 Plan	- 42 -
Share Unit Plans	- 44 -
Pensions	- 45 -
Defined Benefit Pension	- 45 -
Defined Contribution Pension	- 45 -
Termination and Change in Control Benefits	- 46 -
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	- 48 -
INSURANCE	- 48 -
SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING	- 48 -
ADDITIONAL INFORMATION	- 49 -
BOARD OF DIRECTORS’ APPROVAL	- 49 -
SCHEDULE A	A-1
SCHEDULE B	B-1

- ii -

Solicitation of Proxies

           This Management Proxy Circular is furnished in connection with the solicitation by the management (“Management”) of Teck Resources Limited (the “Corporation” or “Teck”) of proxies to be used at the Annual General Meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) thereof.  Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation.  The cost of solicitation by Management will be borne by the Corporation.  The information contained herein is given as of March 1, 2011, unless otherwise stated.

           The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent the shareholder at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of the other persons named in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia, V6C 0B3, at least 48 hours before the Meeting.

           A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder’s attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

           The shares represented by the persons named in the accompanying form of proxy will be voted for or against or withheld from voting on any ballot that may be called for in accordance with the directions contained therein.  If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly.  In the absence of any such direction, such shares will be voted: (i) for the election of directors; (ii) for the appointment of the Auditors and to authorize the directors to fix the Auditors’ remuneration; and (iii) for the advisory resolution on the Corporation’s approach to executive compensation.   A simple majority of the votes cast at the Meeting is required to pass the resolutions in respect of the election of directors, the appointment of the Auditors and to authorize the directors to fix the Auditors’ remuneration, and for the advisory resolution on the Corporation’s approach to executive compensation proposed to be voted on at the Meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  Management knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting of Shares

Registered Shareholders

           If you are a registered shareholder you may vote your shares by one of two methods.  You may vote in person at the Meeting or by proxy as explained below.  If your shares are held in the name of an intermediary, please see below under the heading, “Non-Registered Shareholders”.

           If you are a registered shareholder and plan to attend the Meeting and vote your shares in person you do not need to complete and return the form of proxy.  Your vote will be recorded and counted at the Meeting.

Please register with a representative of CIBC Mellon Trust Company (“CIBC Mellon”), the transfer agent, upon arrival at the Meeting.

           If you are a registered shareholder and are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery in the enclosed envelope to the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.  You may also fax your completed proxy to 1-866-781-3111 or 1-416-368-2502 or vote by internet at www.exproxyvoting.com/teck and following the instructions on the enclosed proxy form.  Please note that in order for your vote to be recorded, your proxy must be received by CIBC Mellon or the Corporate Secretary at least 48 hours before the Meeting.

Non-Registered Shareholders

           In the Notice of Meeting, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders.  In many cases, shares beneficially owned by a shareholder are registered either in the name of an intermediary that the non-registered shareholder deals with in respect of the shares or in the name of a clearing agency such as CDS Clearing and Depository Securities Inc. of which the intermediary of the non-registered shareholder is a participant.

           There are two kinds of beneficial owners: those who object to their names being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”) and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”).  The meeting materials are being sent to both OBOs and NOBOs.  In accordance with Canadian legal requirements, the Corporation has decided to distribute copies of the Notice of Meeting, Management Proxy Circular, the enclosed form of proxy and the Corporation’s 2010 Annual Report to NOBOs directly.  Their names and addresses and information about their holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf.  By choosing to send the meeting materials to NOBOs directly, the Corporation (and not the intermediary holding on their behalf) has assumed responsibility for delivering these materials to them and executing their proper voting instructions.  The meeting materials for OBOs will continue to be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge Financial Solutions to forward meeting materials to non-registered shareholders.

Objecting Beneficial Owners

           Intermediaries are required to forward meeting materials to OBOs unless an OBO has waived the right to receive them.  Generally, OBOs who have not waived the right to receive meeting materials will either be given a proxy which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed or, more typically, be given a voting instruction form (“VIF”) which must be completed and signed by the OBO in accordance with the directions on the VIF.

Non-Objecting Beneficial Owners

           The meeting materials with a form of proxy will be forwarded to NOBOs by the Corporation’s transfer agent, CIBC Mellon.  These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by facsimile.  CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive.  The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own.

           Should a non-registered shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided, or in the case of a VIF, follow the instructions on the form.  By doing so the non-registered shareholder is instructing the intermediary to appoint them or their designee as proxyholder.

           In any event, non-registered shareholders should carefully follow the instructions of their intermediaries and their service companies or CIBC Mellon, as the case may be.

Voting Shares and Principal Holders of Voting Shares

           The Corporation is authorized to issue an unlimited number of Class A common shares, Class B subordinate voting shares and preference shares.  At March 1, 2011, there were outstanding 9,353,470 Class A common shares, each carrying the right to 100 votes per share, and 581,349,231 Class B subordinate voting shares, each carrying the right to one vote per share.  The Class B subordinate voting shares carry 38.32% of the aggregate voting rights attached to the Class A common and Class B subordinate voting shares.  At March 1, 2011, no preference shares were outstanding.

           With the exception of the shareholders mentioned below, the directors and officers of the Corporation do not know of any person or company beneficially owning or exercising direction or control over, directly or indirectly, shares carrying more than 10% of the votes attached to any class of voting securities of the Corporation.

           Temagami Mining Company Limited (“Temagami”) has informed the Corporation that as at March 1, 2011, it beneficially owned, or exercised direction or control over, directly or indirectly, 4,300,000 Class A common shares (representing 45.97% of the Class A common shares outstanding) and 860,000 Class B subordinate voting shares (representing 0.15% of the Class B subordinate voting shares outstanding) of the Corporation, which shares represent 28.41% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares. Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami, and SMM Resources Incorporated (“SMM”), a wholly-owned subsidiary of Sumitomo Metal Mining Co. Ltd., beneficially owns 49% of the outstanding shares of Temagami.

           In addition to the foregoing, SMM has informed the Corporation that as at March 1, 2011, it beneficially owned and exercised direction or control over, directly or indirectly, 1,469,000 Class A common shares and 295,800 Class B subordinate voting shares of the Corporation.  Accordingly, SMM exercises voting rights representing 9.70% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

           As of March 1, 2011, Caisse de dépôt et placement du Québec held 1,587,600 Class A common shares, which represents 16.97% of the Class A common shares.  Those shares, together with 2,976,066 Class B subordinate voting shares (representing 0.51% of the Class B subordinate voting shares outstanding) held by it, represent 10.66% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

           As of March 1, 2011, Fullbloom Investment Corporation, a wholly-owned subsidiary of China Investment Corporation, held 101,304,474 Class B subordinate voting shares, which represents 17.43% of the Class B subordinate voting shares outstanding and 6.68% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

Subordinate Voting Shareholder Protection

The attributes of the Class B subordinate voting shares contain so-called “Coattail Provisions” which provide that in the event an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer).

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the Coattail Provisions will not be applicable.

The above is a summary only.  Reference should be made to the full text of the Coattail Provisions contained in the articles of the Corporation, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary of the Corporation.

Record Date

           Each holder of issued and outstanding Class A common shares or Class B subordinate voting shares of record at the time of the close of business on March 1, 2011, (the “Record Date”) will be given notice of the Meeting and will be entitled to vote at the Meeting, by proxy or in person, the number of shares held by such holder on the Record Date.

PARTICULARS OF MATTERS TO BE ACTED ON

Election of Directors

           Directors are elected annually and the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has determined that the number of directors to be elected is 14. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein FOR the election of each of the nominees whose names are set forth below. Of the 14 nominees, all except Mr. Ichiro Abe are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below.  Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote FOR another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s shares are to be withheld from voting on the election of a director.

Each of the following persons is nominated to hold office as a director until the next annual meeting or until his or her successor is duly elected or appointed.

ICHIRO ABE New Nominee	Independent (9)
Ichiro Abe was a director of Teck from June 1998 to February 20, 2002.  He is a graduate of Tohoku University, (B.A. Sc.) and the Institute of International Mineral Resources Development.  Mr. Abe has held various positions with Sumitomo Metal Mining Co., Ltd. from 1970 and is currently Director & Senior Managing Executive Officer, General Manager of Mineral Resources Division, a position he has held since June 2007.
Mr. Abe is a resident of Chiba, Japan and is 63.

MAYANK M. ASHAR Director Since: 2007 Shareholdings: 15,000 Class B Subordinate Voting 13,074 Deferred Share Units 2,325 Restricted Share Units (2), (6), (7)	Independent (9)
Mayank M. Ashar was appointed to the Board of Teck  in November 2007.  He is a graduate of the University of Toronto (M.Eng, MBA).  Mr. Ashar is presently the President of Irving Oil.  From 1996 to 2008, he was Executive Vice President at Suncor Energy with operation roles in Oil Sands, U.S.A. and Corporate Strategy.  He is on the board of National Petroleum Refiners Association and the vice chair of the World Petroleum Council, Canadian Chapter.
Mr. Ashar is a resident of Calgary, Alberta, Canada and Saint John, New Brunswick, Canada and is 56.

J. BRIAN AUNE Director Since: 1995 Shareholdings: 153,000 Class B Subordinate Voting 26,038 Deferred Share Units (1), (3), (4)	Independent (9)
J. Brian Aune joined the Board of Teck in February 1995.  Mr. Aune, a retired chartered accountant, joined Nesbitt Thomson Inc. in 1966 and served as Chairman and Chief Executive Officer from 1980 to 1990.  He is President of Aldervest Inc. and was Chairman of St. James Financial Corporation from 1990 to September 2005 (both private investment companies).  He is a director of a number of Canadian public and private corporations including Constellation Software Inc. and Power Financial Corporation.
Mr. Aune is a resident of Delta, B.C., Canada and is 71.

JALYNN H. BENNETT (13) C.M. Director Since: 2005 Shareholdings: 2,329 Class B Subordinate Voting 20,320 Deferred Share Units 7,380 Restricted Share Units (3), (4), (5)	Independent (9)
Jalynn H. Bennett was appointed to the Board of Teck in April 2005. Ms. Bennett is a Corporate Director.  She holds a degree, specializing in economics, from the University of Toronto.  Ms. Bennett is currently a director of the Canadian Imperial Bank of Commerce, Nortel Networks Limited, Nortel Networks Corporation and Cadillac Fairview Corporation Limited.  She is also a director of The Hospital for Sick Kids Foundation; a Member of the Lawrence National Centre for Policy and Management, Richard Ivey School of Business, The University of Western Ontario; and has been appointed by the Treasury Board of Canada as an external member of the Departmental Audit Advisory Committee of Human Resources and Social Development Canada.  She is a past Commissioner of the Ontario Securities Commission and was a member of the Toronto Stock Exchange, Canadian Stock Exchange and the Canadian Institute of Chartered Accountants’ Joint Committee on Corporate Governance (the Saucier Committee).  She is the  former President of Jalynn H. Bennett and Associates Ltd., a consulting firm specializing in strategic planning and organizational development in both the public and private sectors.
Ms. Bennett is a resident of Toronto, Ontario, Canada and is 68.

HUGH J. BOLTON F.C.A. Director Since: 2001 Shareholdings: 12,000 Class B Subordinate Voting 26,038 Deferred Share Units (2), (5)	Independent (9)
Hugh J. Bolton was appointed to the Board of Cominco Ltd. in 1998 and the Board of Teck in 2001.  He is a graduate of the University of Alberta (B.A. Economics).  Mr. Bolton was managing partner of Coopers & Lybrand Canada (accounting firm) from 1984 to 1990 and Chairman and Chief Executive Officer  from 1991 to 1998.  He is presently Chairman of Epcor Utilities Inc. and a director of the Toronto Dominion Bank, WestJet Airlines Ltd., Canadian National Railway Company, Capital Power Corp. and the Shock Trauma Air Rescue Society (STARS).
Mr. Bolton is a resident of  Edmonton, Alberta, Canada and is 72.

FELIX P. CHEE Director Since: 2010 Shareholdings: 186 Class B Subordinate Voting 2,922 Deferred Share Units (4)	Independent (9)
Felix P. Chee was appointed to the Board of Teck in April 2010.  He is a graduate of York University (MBA-Finance and Accounting), Imperial College, London University, UK (MSc-Operations Research) and Loughborough University, UK (B.Tech (Hons)-Industrial Engineering).  Mr. Chee is currently the Chief Representative in Canada of China Investment Corporation, Beijing, China.  Mr. Chee is a Member of the World Bank Treasury Investment Advisory Board.   He was the President and CEO of the University of Toronto Asset Management Corporation from 2003-2008 and Executive Vice President and Chief Investment Officer of Manulife Financial from 1997-2001.
Mr. Chee is a resident of Oakville, Ontario, Canada and is 64.

JACK L. COCKWELL (14) Director Since: 2009 Shareholdings: 5,000 Class B Subordinate Voting 9,261 Deferred Share Units (7)	Independent (9)
Jack L. Cockwell was appointed to the Board of Teck  in April 2009.  He is a graduate of the University of Cape Town (MComm).  Mr. Cockwell is Group Chairman of Brookfield Asset Management Inc. and has served as a director of Brookfield since September 1979.  As Group Chairman, Mr. Cockwell represents Brookfield as a director on the Board of Brookfield Properties Corporation and other subsidiaries.  He is also a director of Astral Media Inc. and Waterfront Toronto, and a governor of the Royal Ontario Museum and Ryerson University.
Mr. Cockwell is a resident of Toronto, Ontario, Canada and is 70.

NORMAN B. KEEVIL Director Since: 1963 Shareholdings: 418,880 Class A 214,232 Class B Subordinate Voting 22,041 Restricted Share Units (1)	Not Independent (8)
Norman B. Keevil joined the Board of Teck in 1963.  He is a graduate of the University of Toronto (B.A. Sc.) and the University of California at Berkeley (Ph. D.).  He received an honorary LL.D from the University of British Columbia in May 1993.  He was Vice President Exploration at Teck Corporation from 1962 to 1968, Executive Vice President from 1968 to 1981, President and Chief Executive Officer from 1981 to 2001 and has been Chairman of the Board of Teck Resources since 2001.  He is a lifetime director of the Mining Association of Canada.  Dr. Keevil was inducted into the Canadian Mining Hall of Fame in January 2004.
Dr. Keevil is a resident of West Vancouver, B.C., Canada and is 73.

NORMAN B. KEEVIL III Director Since: 1997 Shareholdings: 10,000 Class B Subordinate Voting 8,702 Deferred Share Units 7,380 Restricted Share Units (4), (6), (7)	Not Independent (11)
Norman B. Keevil III was appointed to the Board of Teck in 1997.  He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree.  Mr. Keevil is President of Poncho Wilcox Engineering, a British Columbia based company formed in 2009 which specializes in management and technical support for new technology ventures in the energy sector.  From 2004 to 2009, Mr. Keevil was Vice President of Engineering with Triton Logging Inc., an underwater harvesting company. Mr. Keevil is a resident of Victoria, B.C., Canada and is 47.

TAKASHI KURIYAMA Director Since: 2006 Shareholdings: 2,000 Class B Subordinate Voting(10) 18,866 Deferred Share Units (6), (7)	Independent (9)
Takashi Kuriyama was appointed to the Board of Teck in June 2006.  He graduated from Akita University in Japan (B.A. Eng.).  Mr. Kuriyama was Executive Vice President of Sumitomo Metal Mining America Inc. from 2006 to 2011, as well as a director of several other companies which are subsidiaries of Sumitomo Metal Mining America Inc. (mining and mine development company).  He is currently General Manager of Exploration for Sumitomo Metal Mining Co., Ltd.
Mr. Kuriyama is a resident of Chiba, Japan and is 60.

DONALD R. LINDSAY Director Since: 2005 Shareholdings: 302,056 Class B Subordinate Voting 165,209 Deferred Share Units 379,173 Restricted Share Units (1)	Not Independent (12)
Don Lindsay joined Teck as President in January 2005, was appointed to the Board in February 2005 and was appointed Chief Executive Officer in April 2005.  He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.).  Since 2008 he has been Chairman of the International Zinc Association and is currently a director of Manulife Financial Corporation.  Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region.
Mr. Lindsay is a resident of Vancouver, B.C., Canada and is 52.

JANICE G. RENNIE F.C.A. Director Since: 2007 Shareholdings: 3,000 Class B Subordinate Voting 15,944 Deferred Share Units 2,325 Restricted Share Units (2), (3), (5)	Independent (9)
Janice Rennie was elected to the Board of Teck in April 2007.  She is a graduate of the University of Alberta (BComm.) and a Chartered Accountant.   Ms. Rennie was Sr. Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. from 2004 to 2005.  Prior to 2004 she was Principal of Rennie & Associates which provided investment and related advice to small and mid-size companies.  She is a director of Methanex Corp., Capital Power Corp., West Fraser Timber Co. Ltd.  and Major Drilling Group International Inc.
Ms. Rennie is a resident of Edmonton, Alberta, Canada and is 53.

WARREN S.R. SEYFFERT Q.C. Director Since: 1989 Shareholdings: 101,902 Class B Subordinate Voting 29,644 Deferred Share Units (1), (2), (3), (5), (6)	Independent (9)
Warren S. R. Seyffert, Q.C. was appointed to the Board of Teck in 1989 and was a member of the Board of Cominco Ltd. from 2000 to the date of the merger. He is a graduate of the University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M).  He is currently Chair of Coco Paving Inc. (a private heavy construction company).  He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007.  He taught “Law of Corporate Management” for over 12 years at Osgoode Hall Law School.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.  He is an Honourary Trustee of the Royal Ontario Museum.
Mr. Seyffert is a resident of Toronto, Ontario, Canada and is 70.

CHRIS M.T. THOMPSON Director Since: 2003 Shareholdings: 121,000 Class B Subordinate Voting 24,809 Deferred Share Units (1), (2), (3), (5), (7)	Independent (9)
Chris M. T.  Thompson was appointed to the Board of Teck in June 2003.  He is a graduate of Rhodes University, SA (BA Law & Economics) and Bradford University, UK (MSc).  Mr. Thompson was the Chief Executive Officer and Chairman of the Board of Gold Fields Ltd. from 1998 – 2002 and was the Chairman of the Board from 1998 until November 2005.  He was Chairman of the World Gold Council from April 2002 until April 2005 and is currently the Chairman of Golden Star Resources Ltd. and a Director of GeoSynfuels Inc.
Mr. Thompson is a resident of Englewood, Colorado, U.S.A. and is 63.

Notes:

(1)	Member of the Executive Committee of the Board.
(2)	Member of the Audit Committee of the Board.
(3)	Member of the Compensation Committee of the Board.
(4)	Member of the Pension Committee of the Board.
(5)	Member of the Corporate Governance and Nominating Committee of the Board.
(6)	Member of the Safety & Sustainability Committee of the Board.
(7)	Member of the Reserves Committee.
(8)
N.B. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation.  The holdings of Keevil Holding Corporation are reported under the heading “Voting Shares and Principal Holders of Voting Shares” in this Management Proxy Circular.  Dr. Keevil retired as Chief Executive Officer of the Corporation in 2001.  The Board has determined that, as Chairman of the Board, he is not independent.

(9)
Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) is not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.

(10)	Mr. Kuriyama is an employee of Sumitomo Metal Mining Co. Ltd. (“Sumitomo”) and, as such, is required to hold these shares in trust for Sumitomo.
(11)	Family relationship with N.B. Keevil.
(12)	Officer of the Corporation.

(13)
Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates.  The Ontario Securities Commission (“OSC”) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws.  The British Columbia Securities Commission (“BCSC”) and Autorité des marchés financiers (“AMF”) also issued similar orders.  Ms. Bennett was not subject to the orders issued by the BCSC and the AMF.  The OSC lifted its cease trade order effective June 8, 2006.  The BCSC and the AMF also lifted their cease trade orders shortly thereafter.  Ms. Bennett remains a director of the Nortel Companies.  On January 14, 2009, Nortel filed for creditor protection in Canada under the Companies’ Creditors Arrangement Act.

(14)
Mr. Jack Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware.

Shareholdings of Board Members as at March 1, 2011

●	Total number of Class A common shares held by all directors: 418,880

●	Total number of Class A common shares held by all non-executive directors: 418,880

●	Total number of Class B subordinate voting shares held by all directors: 943,705

●	Total number of Class B subordinate voting shares held by all non-executive directors: 641,649

●	Total value of Class A common shares held by all directors: $22,619,520

●	Total value of Class A common shares held by all non-executive directors: $22,619,520

●	Total value of Class B subordinate voting shares held by all directors: $49,903,120

●	Total value of Class B subordinate voting shares held by all non-executive directors: $33,930,399

Values are based on the closing price of Class A common shares and Class B subordinate voting shares on the Toronto Stock Exchange on March 1, 2011 ($54.00 and $52.88, respectively).

The following directors are directors of other reporting issuers as set out after their names:

J. Brian Aune	Constellation Software Inc. and Power Financial Corporation.

Jalynn H. Bennett	Canadian Imperial Bank of Commerce, Nortel Networks Limited, Nortel Networks Corporation and Cadillac Fairview Corporation.

Felix P. Chee	Aurigen Reinsurance Company.

Hugh J. Bolton	Epcor Utilities Inc., Toronto Dominion Bank, WestJet Airlines Ltd., Canadian National Railway Company and Capital Power Corp.

Jack L. Cockwell	Brookfield Asset Management Inc., Brookfield Properties Corporation, Fraser Papers Inc., Norbord Inc. and Astral Media Inc.

Donald R. Lindsay	Manulife Financial Corporation.

Janice G. Rennie	Methanex Corp., Capital Power Corp., West Fraser Timber Co. Ltd. and Major Drilling Group International Inc.

Warren S. R. Seyffert	St Andrew Goldfields Ltd.

Chris M. T. Thompson	Golden Star Resources Ltd. and GeoSynfuels Inc.

SUMMARY OF BOARD & COMMITTEE MEETINGS HELD (1)		SUMMARY OF ATTENDANCE BY DIRECTORS
		Director	Board Meetings Attended	Committee Meetings Attended

		Mayank M. Ashar (2)	14 of 14	14 of 14
		J. Brian Aune	14 of 14	10 of 10
Board of Directors	14	Jalynn H. Bennett	14 of 14	8 of 8
(a) Audit Committee	7	Hugh J. Bolton	14 of 14	9 of 9
(b) Executive Committee	4	Felix P. Chee (3)	6 of 8	1 of 1
(c) Corporate Governance & Nominating	2	Jack L. Cockwell (4)	14 of 14	2 of 2
Committee		Norman B. Keevil	12 of 14	4 of 4
(d) Compensation Committee	4	Norman B. Keevil III	13 of 14	11 of 11
(e) Pension Committee	2	Takashi Kuriyama	14 of 14	5 of 5
(f) Reserves Committee	4	Donald R. Lindsay	14 of 14	4 of 4
(g) Safety & Sustainability Committee	5	Takuro Mochihara	11 of 14	7 of 9
		Janice G. Rennie	14 of 14	13 of 13
		Warren S.R. Seyffert	14 of 14	21 of 22
		Chris M. T. Thompson	14 of 14	20 of 21

Notes:

(1)	The overall attendance was 96% at Board meetings and 97% at Committee meetings for the year.
(2)	Mayank M. Ashar was appointed as a member of the Audit Committee on April 22, 2010 and ceased to be a member of the Pension Committee on April 22, 2010.
(3)	Felix P. Chee was elected as a director and appointed as a member of the Pension Committee on April 22, 2010.
(4)	Jack L. Cockwell was appointed as a member of the Reserves Committee on April 22, 2010.

Appointment of Auditors

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP as the Auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the Auditors’ remuneration.  PricewaterhouseCoopers LLP or its predecessor have been the Auditors of the Corporation for more than 5 years.

Auditors’ Fees

For the years ended December 31, 2010 and 2009, the Corporation paid the external Auditors $5,462,399 and $5,987,566, respectively, as detailed below:

	Year Ended 2010 ($000)	Year Ended 2009 ($000)
Audit Services(1)	4,032	4,760
Audit Related Services(2)	1,034	695
Tax Fees(3)	188	311
All Other Fees(4)	209	221

Notes:

(1)	Includes services that are provided by the Corporation’s external Auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3)	Fees are for international tax services and advice provided to foreign offices.
(4)	Includes amounts related to IFRS transition matters, ISO registration, training and accounting rule database management.

Advisory Resolution on Executive Compensation

The Board has determined to put before shareholders a non-binding advisory vote on executive compensation to provide shareholders with the opportunity to vote “For” or “Against” the Corporation’s approach to executive compensation through the following advisory resolution:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2011 annual meeting of shareholders.

The “Compensation Discussion and Analysis” section of this Circular discusses the Corporation’s approach to compensation, the objectives of the different elements of the Corporation’s executive compensation programs, how the compensation process is administered, how objectives and goals are set and the outcomes of that process.  As outlined below, the purpose of the Corporation’s compensation program is to attract, motivate and retain highly qualified and experienced executives, and to ensure that a significant proportion of compensation reflects the financial performance of the Corporation.

Since this an advisory vote, it will not be binding on the Board.  The Compensation Committee and the Board will, however, consider the outcome of the vote as part of their ongoing review of executive compensation.

The Board recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee considers and recommends corporate governance programs to the Board, proposes nominees for Board and committee appointment and assists with Board, committee and director evaluations to ensure that our governance practices are rigorous, relevant and appropriate to Teck.  The Committee continually reviews and considers current developments in governance practices, policies, and standards; continually monitors the ethics, conflict of interest and conduct standards of the Corporation; and makes recommendations on governance to the Board.  The Committee’s primary focus is on effective oversight of and independence from Management and to ensure that the interests of all shareholders are considered and protected in our governance process.

The Board appoints a Chairman of the Committee who is currently the Lead Director, who in consultation with the Committee members, determines the schedule and frequency of Committee meetings, provided that the Committee meets at least four times per year.

All of the members of the Committee are independent(1) and knowledgeable about corporate governance principles and have been appointed to the Committee because of their substantial and diversified board experience.  The Committee is chaired by the Deputy Chairman and Lead Director of Teck, Warren Seyffert, who has an extensive background in corporate law and governance matters.  Mr. Seyffert is either a member of, or an ad hoc member of, each of the committees of the Board.

See directors’ biographies on pages 5 to 8 for detailed information.

(1)
Director who is: (a) not a member of Management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) is not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of National Instrument 52-110.

Independence Determination

Each year, prior to the annual shareholders meeting, a detailed questionnaire is circulated to all directors to elicit the basic information required to assess the independence of each director.  The Committee assists the Board in its consideration of each director’s independence both for general Board purposes and for service on the Audit Committee.  In making its determination, the Board follows both the requirements of National Instrument 52-110 and the rules of the New York Stock Exchange (“NYSE”) applicable to Teck.

The majority of the Board and the nominees to the Board are independent.   The Audit, Corporate Governance and Nominating and Compensation Committees are comprised entirely of independent directors.

The following directors and nominees are independent:  I. Abe, M. M. Ashar, J. B. Aune, J. H. Bennett, H. J. Bolton, F. P. Chee, J. L. Cockwell, J. G. Rennie, T. Mochihara, W. S. R. Seyffert and C. M. T. Thompson.

The Canadian Securities Administrators’ corporate governance guidance suggests that independent directors hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance.  As a matter of practice, the Board has regularly met without Management, and in 2011 adopted a policy of scheduling an in-camera session without Management present for a portion of every meeting.  We believe however, that the experienced counsel of all Board members is valuable on many occasions, and open and candid discussion amongst the independent directors is not inhibited by the presence of the non-independent directors.  Accordingly, their exclusion from a portion of each Board meeting is not always warranted.

Key Activities

In addition to its regular duties, since the last annual meeting of shareholders, the Committee:

●	reviewed the Board’s mandatory retirement policy and decided not to make any changes at this time;
●	reviewed the composition of all the Board committees and made recommendations to the Board for the appointments that were made after the Annual General and Special Meeting in 2010;
●	reviewed and adjusted the Board and committee assessment procedures;
●	reviewed the results of the Board’s annual self-assessment process;
●	approved a policy encouraging directors to participate in industry and director education seminars;
●	reviewed and recommended the nomination for election at the Meeting of 14 directors to the Board, including one new member;
●	reviewed comments received from shareholders and recommended that the Board adopt an advisory vote on executive compensation;
●	reviewed and recommended that the Board adopt a compensation reimbursement policy; and
●	completed its annual charter review and amended the charter accordingly.

Risk Oversight

The Board has the responsibility to take reasonable steps to ensure that Management identifies, understands, and evaluates the principal risks of and to the Corporation’s business; implements appropriate systems to manage these risks; and achieves a proper balance between risk and reward.  As a policy, the Board receives regular quarterly reports from Management on global and site specific risk management, ethical conduct, environmental management and employee health and safety, in addition to detailed reports on particular risk issues.  The Board, as a matter of routine at each meeting, discusses risks associated with the Corporation’s business and reviews the Corporation’s risk tolerance for existing operations as well as for new projects and developments.

Canadian Securities Administrators Governance Guidelines and Disclosure Requirements

            Our governance practices are consistent with the governance guidelines set out in National Policy 58-201, as adopted by the Canadian Securities Administrators.  Our disclosure is responsive to and complies in full with the requirements of National Instrument 58-101 and Form 58-101F1.  The table in Schedule B sets out, in summary form, our compliance with these disclosure requirements.

Comparison with NYSE Corporate Governance Rules

           The Board and Management are committed to leadership in corporate governance.  As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”), we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

            Notwithstanding that Teck is a “foreign private issuer” for purposes of its NYSE listing, and as such, the NYSE director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules.  As noted above, the Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers.  Aside from one exception, the differences between our practices and the NYSE rules are not material and are more of a matter of form than substance.  The one exception is that Hugh J. Bolton, the Chair of the Corporation’s Audit Committee, has a son who is a partner of Teck’s external Auditors, PricewaterhouseCoopers LLP. While the Board has determined that Mr. Bolton is “independent” under the NYSE listing standards applicable to foreign private issuers, because of his son’s status Mr. Bolton would not be considered “independent” under the NYSE listing standards if Teck were a U.S. domestic issuer.

Succession and Nomination of New Directors

The Committee’s responsibilities with respect to the nomination of directors include: the identification of the appropriate competencies and skills considered to be necessary for the Board as a whole; assessing and determining the skills of each director; developing and annually updating a long-term plan for the Board’s composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of Committees of the Board and reviewing and making recommendations regarding programs for the orientation and education of new Board members and their ongoing education.

The Board has adopted a policy that requires directors to stand down from the Board at the annual meeting of the Corporation in the year in which they turn 75.

Orientation and Continuing Education of Directors

           As part of the Corporation’s orientation program, new directors are given copies of all policies, codes and mandates. They are also provided with guidance concerning trading in the Corporation’s securities, blackout periods, and the Corporation’s disclosure practices.  Senior officers from each business division are made available to meet with new members to familiarize them with the Corporation’s operations, programs and projects.  Presentations made at these meetings, together with site visits, are intended to provide insight into the Corporation’s business and familiarize new directors with the policies and programs they require to effectively perform their duties.

           The Corporation’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and management, and reports on issues relating to the Corporation’s operations, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that the Corporation may face.  In 2010, some of the key matters covered by the director education program included:

●	site visits to the Fording River, Greenhills and Line Creek operations;
●	an in-depth review and consideration of IFRS accounting standards being adopted by the Corporation;
●	participation by individual directors as panelists and moderators at the Corporation’s annual strategic retreat, on topics such as opportunities and risks associated with specific commodities;
●	presentation by outside speakers on global economic factors affecting our business;
●	presentation by outside speakers on economic and political trends in key markets for the Corporation’s products; and
●	reports on various audits undertaken by outside consultants on environmental, safety, reserve estimation, project evaluations, and country and opportunity risk scenarios.

In 2010, the Committee also approved a policy allowing and encouraging directors to attend at the Corporation’s expense industry conferences and director education seminars and courses.

Evaluation of Directors

            Each year, the Committee considers the competencies and skills necessary for the Board as a whole to have, together with the competencies and skills that the existing directors possess, with a view to assisting the Board in assessing the participation, contribution and effectiveness of individual members of the Board.  As part of this process, Board members complete a detailed questionnaire, which provides for quantitative and qualitative ratings of their and the Board’s performance in key areas and seeks subjective comment in each of those areas.  The Deputy Chairman and Lead Director reviews individual responses and a summary report consolidating those responses.  The Committee also reviews the results of the self-assessment process, identifies areas requiring follow-up, and reports to the full Board on the results of the assessment process.  Action plans to follow-up on specific issues are monitored by the Committee.

Ethical Business Conduct

The Board has adopted a written Code of Ethics for the directors, officers and staff employees (the “Code”) that requires that the highest ethical standards of behavior be followed while conducting the Corporation’s business.  The Code is filed on SEDAR and posted on the Corporation’s website.  A copy of the Code can also be obtained from the Corporate Secretary of the Corporation at Suite 3300 – 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

We maintain an anonymous Whistleblower Hotline under the “Doing What’s Right Program” to encourage employees to report unethical conduct.  All staff employees are required to undergo a web-based ethics training program.  Compliance with the Code is monitored by an annual survey of directors and staff employees.  Directors and employees are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to Management, the Chair of the Audit Committee, or otherwise as prescribed in our “Doing What’s Right Program”.

Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering.  To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

Furthermore, to ensure that the Committee has access to outside assistance should it require it, the Committee is authorized at any time to engage outside advisors or legal counsel at the expense of the Corporation to assist the Committee in the performance of its duties.

Presented by the Corporate Governance and Nominating Committee:

W.S.R. Seyffert (Chairman)
J. H. Bennett
H. J. Bolton
J. G. Rennie
C. M. T. Thompson

REPORT OF THE AUDIT COMMITTEE

For more disclosure regarding the Corporation’s Audit Committee, please refer to the section titled “Audit Committee Information” in the Corporation’s Annual Information Form for 2010.

The purpose of the Audit Committee of the Board of Directors is to provide an open avenue of communication between Management, the external Auditors, the internal auditors and the Board and to assist the Board in its oversight of the:

●	integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;

●
processes for identifying the principal financial reporting risks of the Corporation and the adequacy of the Corporation’s internal control systems to ensure fair, complete and accurate financial reporting;

●	Corporation’s compliance with legal and regulatory requirements related to financial reporting;

●	independence and performance of the Corporation’s external Auditors;

●	audit plans, programs and results of audits performed by the Corporation’s internal audit department;

●	Corporation’s anti-fraud programs and controls; and

●	the key financial estimates made by Management and reviewed by the external Auditors.

The Audit Committee performs any other activities consistent with its charter, the Corporation’s by-laws and governing laws as the Audit Committee or Board deems necessary or appropriate.

The Audit Committee is made up of five independent members of the Board.  All of the members of the Audit Committee are financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation’s securities trade.  In addition, the Board has determined that there is at least one Audit Committee member who has the attributes of an audit committee financial expert.  Hugh Bolton, Chair of the Corporation’s Audit Committee, is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission’s regulation implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002, and is independent under the applicable standards of the NYSE.  The Board’s determination does not impose greater duties, obligations or liabilities on Mr. Bolton, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.   In carrying out its responsibilities, the Audit Committee meets regularly with the Chief Executive Officer and the Chief Financial Officer and, without Management present, with the external Auditors, with the Corporation’s internal auditors, and alone.

The following is a brief summary of the Audit Committee’s activities in 2010.

Financial Reporting

The Audit Committee:

●
reviewed the annual and interim financial statements, Management’s Discussion and Analysis, news releases and other financial disclosures with Management and the external Auditors prior to approval by the Board and prior to publication.  These reviews included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws.  A member of the Audit Committee attended a meeting of Management’s

Disclosure Committee to observe and assess senior Management’s process for confirming full disclosure in financial news releases;

●	obtained assurances from Management and the external Auditors that the Corporation is in full compliance with legal and regulatory requirements related to financial reporting;

●
ensured that an adequate system is in place for employees to report, on a confidential and anonymous basis, accounting, auditing, financial reporting and disclosure practices they find questionable; and

●
based on this information and the work throughout the year, including the internal audit and financial controls program and work with the external Auditors outlined below, the Audit Committee recommended to the Board that the audited financial statements be approved and included in the Annual Report to shareholders.

With Respect to the External Auditors

The Audit Committee:

●	reviewed, with the external Auditors, the overall scope, the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States;

●	received the written disclosures from the external Auditors as recommended by the Canadian Institute of Chartered Accountants;

●
reviewed, with the external Auditors, the independence of the external Auditors including a review of non-audit services and the receipt of Auditors’ written assurance of its independent relationship with the Corporation;

●	required prior approval of all services provided by the external Auditors;

●	approved the fees payable to the external Auditors; and

●
reviewed the overall performance of the external Auditors and, on the recommendation of the Audit Committee, the Board is recommending that shareholders re-appoint PricewaterhouseCoopers LLP as the Auditors of the Corporation for 2011.

With Respect to the Internal Auditors

The Audit Committee:

●	reviewed the independence of the internal auditors; and

●	reviewed with the Vice President, Audit and Operational Review the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

Financial Controls Program

The Audit Committee:

●
continued its oversight of the Financial Controls Program (“FCP”) to ensure that the program established in 2007 complies with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting, and that compliance with equivalent Canadian rules is sustained.  The FCP enabled Management to certify the effectiveness of the Corporation’s internal controls structure and procedures for financial reporting, in accordance with the relevant rules.  The external Auditors have reported on and attested to Management’s certification.  The Audit Committee continues to monitor the FCP and oversee Management’s maintenance of the Corporation’s internal controls over financial reporting; and

●
continued an oversight process to monitor the Corporation’s programs and progress to convert financial reporting and disclosure from the current Canadian and U.S. Generally Accepted Accounting Procedures (GAAP) to Internationally Financial Reporting Standards (IFRS) by the beginning of  2011.

Charter and Key Practices

The Audit Committee:

●	annually reviews its mandate and, in November 2010, revised its mandate in light of recent regulatory initiatives in the United States and Canada;

●	reviewed and approved the fees of the external auditors. A detailed breakdown of fees is set out on page 10 of this Management Proxy Circular;

●
in pursuit of continuous improvement, continued the process for assessing its effectiveness.  As a result of discussions stimulated by a survey completed by Audit Committee members, senior financial Management and the external and internal Auditors in 2010 a number of improvements were made to the Audit Committee’s activities; and

●
ensured that the full text of the Audit Committee’s Charter and Key Practices is included in the Corporation’s Annual Information Form, which is filed on SEDAR (www.sedar.com) and on the Corporation’s website.

Presented by the Audit Committee:

H. J. Bolton, Chairman
M. M. Ashar
J. G. Rennie
W. S. R. Seyffert
C. M. T. Thompson

COMPENSATION OF DIRECTORS

Objectives and Design of Director Compensation

The main objective of the Corporation’s director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate. Directors of the Corporation are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings, participating on committees and ensuring that they stay informed about the Corporation’s business and trends and developments affecting the global mining industry. In order to attract and retain directors who meet these expectations, the Board believes the Corporation must offer a competitive compensation package.

The Corporation’s director compensation package is designed to:

●	attract and retain highly competent Board members;

●	promote adherence to the high standards and values reflected in the Corporation’s Code of Ethics; and policies concerning safety and sustainability; and

●	protect long term shareholder interests by ensuring director interests are aligned with those of the shareholders.

Process for Determining Director Compensation

The Compensation Committee of the Board is responsible for recommending compensation policies to the Board including cash compensation comprised of retainers and meeting fees and equity compensation in the form of grants of deferred or restricted share units. Normally, the Compensation Committee reviews director compensation on an annual basis. As part of this review, the Compensation Committee receives a report prepared by Management with the assistance of the Vancouver office of Mercer (Canada) Limited (“Mercer”). This report is comprised of director compensation practices among Canadian mining and other resource based companies.

Compensation Components

Following consideration of a report provided by Mercer in April 2010 (the “Mercer report”), the annual retainer paid by the Corporation to each of its directors was increased from $40,000 to $60,000.  Previously, the Chairman received the directors’ annual retainer as well as a retainer in the amount of $300,000 specific to the Chairman.  The Lead Director received the directors’ annual retainer as well as a retainer in the amount of $100,000 specific to the Lead Director. These retainers have been combined. The Chairman now receives an annual retainer of $360,000 and the Lead Director an annual retainer of $160,000.  The additional retainer paid to the Chairs of the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance and Nominating Committee, Safety and Sustainability Committee and Reserves Committee was increased from $3,500 per annum to $8,000 per annum.  The Chair of the Audit Committee receives additional fees in the amount of $20,000, which represents no change from the prior year.

As a further result of the review of the Mercer report, for directors who are not executives of the Corporation and who serve on the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance and Nominating Committee, Safety and Sustainability Committee, or Reserves Committee, the committee fee was increased from $4,000 per annum to $6,000, the same amount received by members of the Audit Committee. Non-executive directors also receive a fee of $1,500 for each Board meeting attended, $1,500 for each committee meeting attended, reimbursement for all travel costs, a payment of $1,500 per annum for other expenses related to their duties, and a $1,000 per meeting fee for each director who travels from outside the province of British Columbia to attend a Board meeting.

Directors are eligible to participate in the Corporation’s Deferred Share Unit (“DSU”) and Restricted Share Unit (“RSU”) Plans (see page 44).  The value of the grant provided to each director in 2009 was reduced to approximately $60,000, reflecting the severe business conditions at the time. In 2010, the value of the grant provided to each director was restored to approximately $100,000, and the value of the grant to the Chairman of the Board to approximately $300,000, consistent with grants made prior to 2009.  On April 22, 2010, non-executive directors received 2,300 share units and the Chairman of the Board received 6,800 share units. These grants had a value of $43.99 per share unit.

The following table sets forth all annual compensation paid in respect of the directors of the Corporation for the financial year ended December 31, 2010, other than Mr. Lindsay whose compensation is fully reflected in the summary of total compensation for NEOs.

Summary Compensation Table – Directors

Name (1)	Fees Earned $	Share-based Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
M. M. Ashar	63,654	101,177	56,524	221,355
J. B. Aune	106,000	101,177	5,058	212,235
J. H. Bennett	72,269	101,177	43,959	217,405
H. J. Bolton	121,115	101,177	5,058	227,350
F. P. Chee (4)	26,192	101,177	30,377	157,746
J. L. Cockwell	27,654	101,177	55,291	184,122
N. B. Keevil	409,808	299,132	1,360	710,300
N. B. Keevil, III	113,038	101,177	4,330	218,545
T. Kuriyama	46,769	101,177	57,188	205,134
T. Mochihara	93,615	101,177	5,248	200,040
D. G. Pannell (5)	12,538	0	15,289	27,827
J. G. Rennie	96,269	101,177	27,254	244,700
W. S. R. Seyffert	249,038	101,177	29,497	379,712
C. M. T. Thompson	89,038	101,177	58,357	248,572

Notes:

(1)	Director fees paid to D. R. Lindsay are reflected in the table on page 38.
(2)	The value noted is the grant date value.
(3)
The dollar amount based, on the grant date fair value, of share units received in lieu of fees at the election of each director.  Dividend equivalents are credited to a participant’s account in the form of additional share units as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares.

(4)	F. P. Chee was elected as a director on April 22, 2010.
(5)	D. G. Pannell ceased to be a director on April 22, 2010.

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each director for the fiscal year ending December 31, 2010.

Option-Based Awards					Share-Based Awards
Name (1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The- Money Options (2) ($)	No. of Share Units (#)		Market or Payout Value of Share Units (3) ($)
					Vested	Unvested	Vested	Unvested
M. M. Ashar	0	0	n/a	0	13,004	2,325	803,517	143,662
J. B. Aune	0	0	n/a	0	25,917	0	1,601,411	0
J. H. Bennett	0	0	n/a	0	20,228	7,345	1,249,888	453,848
H. J. Bolton	0	0	n/a	0	25,917	0	1,601,411	0
F. P. Chee (4)	0	0	n/a	0	2,910	0	179,809	0
J. L. Cockwell	0	0	n/a	0	9,219	0	569,642	0
N. B. Keevil	0	0	n/a	0	0	21,937	0	1,355,487
N. B. Keevil, III	0	0	n/a	0	8,663	7,345	535,287	453,848
T. Kuriyama	0	0	n/a	0	18,780	0	1,160,416	0
T. Mochihara	0	0	n/a	0	26,834	0	1,658,073	0
D. G. Pannell (5)	0	0	n/a	0	15,504	0	957,992	0
J. G. Rennie	0	0	n/a	0	15,870	2,314	980,607	142,982
W. S. R. Seyffert	0	0	n/a	0	29,507	0	1,823,238	0
C. M. T. Thompson	0	0	n/a	0	24,695	0	1,525,904	0

Notes:
(1)	Information on D. R. Lindsay is reflected in the table on page 39.
(2)
Maximum value at December 31, 2010 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2010 ($61.79) and the exercise price of the options.

(3)	Market or Payout Value calculated by multiplying the number of share units held December 31, 2010 by closing price of the Class B subordinate voting shares on the TSX at December 31, 2010 ($61.79).
(4)	F. P. Chee was elected as a director on April 22, 2010.
(5)	D. G. Pannell ceased to be a director on April 22, 2010.

The Corporation does not award options to non-executive directors.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director for the fiscal year ending December 31, 2010.

Name (1)	Option-Based Awards – Value Vested During The Year (2) ($)	Share-Based (DSU/RSU) Awards – Value Vested During The Year (3)(4) ($)
M. M. Ashar	0	56,081 / 0
J. B. Aune	0	106,234 / 0
J. H. Bennett	0	42,536 / 0
H. J. Bolton	0	106,234 / 0
F. P. Chee (5)	0	131,554 / 0
J. L. Cockwell	0	156,468 / 0
N. B. Keevil	0	0 / 374,221
N. B. Keevil, III	0	1,612 / 124,721
T. Kuriyama	0	158,368 / 0
T. Mochihara	0	106,424 / 0
D. G. Pannell (6)	0	15,289 / 0
J. G. Rennie	0	26,811 / 0
W. S. R. Seyffert	0	130,232 / 0
C. M. T. Thompson	0	159,534 / 0

Notes:
(1)	Information on D. R. Lindsay is reflected in the table on page 40.
(2)	No outstanding options held by directors vested during 2010.
(3)
The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of the vesting date.  As directors’ DSUs vest immediately, the market value for DSUs was as of the grant date.

(4)
DSUs vested on the grant date but are not redeemable until the recipient retires, resigns or their employment is otherwise terminated.  The value of the DSUs on the payout date is based on the price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout is not known until that time.

(5)	F. P. Chee was elected as a director on April 22, 2010.
(6)	D. G. Pannell ceased to be a director on April 22, 2010.

Mandatory Shareholding Policy for Directors

On the basis of information provided in the Mercer report with regard to the practices among comparator companies, in April 2010 the Board further amended the Mandatory Shareholding Policy (the “Policy”) for non-executive directors.  The amendment requires these directors to own shares and/or DSUs or RSUs equivalent in value to three times their cash retainer and share unit grant.  The information provided by the Mercer report indicated that most companies in the comparator group require three to five times the cash retainer only to be held in company stock. The previous requirement was for directors to hold five times the value of both their annual cash retainer and share unit grant. Directors have a period of five years from the institution of the Policy or the date they join the Board to reach the mandatory level, which represents no change from the previous requirement. As of December 31, 2010, all directors met the shareholding requirement.

For the purposes of the Policy, the value of share units is determined by using a trailing three year average share price. The trailing three year average price is comprised of the Class B subordinate voting share price at the time of the two prior grants and the price at the time of the current year’s grant. The annual mandatory shareholding requirement is determined as follows:

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

●
The purpose of Teck’s compensation program is to attract, motivate and retain highly qualified and experienced executives, recognize and reward their contributions to the success of the Corporation, ensure that a significant proportion of compensation mirrors the financial performance of the Corporation, and provide competitive benefit and pension coverage.

●
The Board, through the Compensation Committee, is committed to the transparent presentation of its compensation program.  The program itself is designed to be as practical, clear and understandable as possible.

●	Five elements make up the compensation program: base salary, annual incentive bonus and long term incentives, and pensions and benefits.

●	Total direct compensation is targeted at the median of the market, with higher levels of compensation provided for sustained superior performance.

●
The annual incentive bonus is based on financial, safety, environmental, functional and personal performance objectives.  The financial measure is based on Return on Capital Employed (“ROCE”) reflecting the overall financial performance of the Corporation.

●	Long term incentives are comprised of stock options and share units.

●
Approximately 75 percent of total direct compensation for the Named Executive Officers (“NEOs”) is aligned with the financial and operational performance of the Corporation and the interests of shareholders.

In 2010, the NEOs were:

Donald R. Lindsay	President and CEO
Ronald A. Millos	SVP, Finance and CFO
Boyd Payne	SVP, Coal
Ronald J. Vance	SVP, Corporate Development
Peter C. Rozee	SVP, Commercial and Legal Affairs

Compensation Committee

The Compensation Committee has the following responsibilities:

●
recommending to the Board the CEO’s performance evaluation which takes into consideration the CEO’s annual objectives as established by the Board and input the Committee has received from other Board members with respect to the CEO’s performance;

●	based on the CEO’s performance evaluation, recommending to the Board the CEO’s compensation including adjustments to base salary, the annual incentive award, and the long term incentive grant;

●
evaluating and recommending to the Board the recommendations of the CEO with respect to the annual objectives established for the other NEOs and senior executives, the evaluation of their performance relative to these objectives and based upon this evaluation, compensation including adjustments to base salaries, the annual incentive awards and long term incentive grants;

●	evaluating and recommending to the Board benefits and other perquisites that may apply to the senior executive group;

●	evaluating and recommending to the Board the Corporation’s annual and long term incentive compensation plans and other compensation policies and programs within the Corporation;

●
evaluating and recommending to the Board, for those directors who are not executives of the Corporation, cash compensation including retainers and meeting fees and grants of deferred share units or restricted share units;

●
reviewing executive and director compensation disclosure before the Corporation publicly discloses that information to ensure it reflects the decisions of the Board and the rationale for those decisions;

●
performing the functions assigned to it under the 2010 Stock Option Plan, the Deferred Share Unit Plan and the Restricted Share Unit Plan, including evaluating and recommending to the Board the aggregate grant of stock options and deferred and restricted share units to directors, NEOs, executives, senior management and employees;

●
evaluating and recommending to the Board the appropriate group of companies with comparable revenues and market capitalization on which to assess the competitiveness of the Corporation’s compensation policies and plans;

●	evaluating and recommending to the Board senior executive agreements, including initial offers of employment, and termination and change of control provisions in those agreements;

●	reviewing the share holding requirements for the CEO and directors relative to the requirements established by the Corporate Governance and Nominating Committee; and

●
reviewing an annual report on the Corporation’s human resources issues and priorities, including but not limited to, union-management relations at the Corporation’s unionized operations and any collective agreement settlements at those operations.

All Compensation Committee members are independent directors.  The members are Janice Rennie (Chair), Brian Aune, Jalynn Bennett, Warren Seyffert and Chris Thompson.  The Committee met four times during the year, including two in-camera sessions.  All meetings of the Committee are documented in the form of meeting minutes.

In establishing policies covering base salaries, benefits, annual incentive bonuses and long term incentives, the Compensation Committee takes into consideration the recommendations of Management.  The Vancouver office of Mercer has been engaged by Management to provide specific support on executive and senior management compensation as well as director compensation, including surveys on market practices and a technical analysis of this information relative to the Corporation’s compensation plans and practices. In 2010, Mercer also assisted with a review of the job ratings for several corporate level staff positions, and was paid $296,847 for these services.

When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee on any matter within its mandate.  The Committee has the sole authority to retain and terminate any such consultants or advisors.   The Committee has retained a senior compensation consultant from the Toronto office of Mercer to advise as required on compensation for the CEO, the other NEOs and senior executives.   The Committee’s advisor was consulted with regard to the determination of NEO total direct compensation and, in 2010, was paid $9,651 for these services.

2010 COMPENSATION OVERVIEW

Objectives of the Executive Compensation Program

The Compensation Committee endeavors to ensure that the Corporation’s compensation policies:

●	attract, motivate and retain highly qualified and experienced executives;

●	recognize and reward contributions to the success of the Corporation as measured by the accomplishment of specific performance objectives;

●	ensure that a significant proportion of compensation is directly linked to the success of the Corporation;

●	provide for health care coverage, disability and life insurance, and pension and retirement benefits;

●	promote adherence to the high standards and values reflected in the Corporation’s Code of Ethics, and policies concerning safety and environmental stewardship; and

●	protect long term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of the shareholders.

Compensation Plan Design

The Corporation’s executive compensation plan covers five areas:

-	Base salary,
-	Annual incentive bonus,
-	Long term incentives,
-	Pensions, and
-	Benefits.

Market Competitiveness

It is the view of the Compensation Committee that the long term success of the business hinges on the quality of the executive team.  It is vital the Corporation is able to attract and retain the talent required to successfully operate and expand its business.  As a result, compensation decisions must be market driven and performance based.  As part of determining NEO compensation, the Committee refers to a comparator group comprised of mining and metal refining companies as well as other resource-based employers.   This is refined further by choosing comparators whose annual revenues typically range between one half and two times the size of the Corporation.  In a few instances, however, there are exceptions to this where the Corporation competes with somewhat larger companies for executive talent.

The 2010 comparator group for the NEOs included:

Agrium Inc.	Alcoa Inc.	Anglogold Ashanti Limited

Arch Coal, Inc.	Barrick Gold Corporation	Cameco Corporation

Canadian Natural Resources Limited	Cliffs Natural Resources Inc.	Freeport-McMoRan Copper and Gold, Inc.

Goldcorp Inc.	Newmont Mining Corporation	Nexen Inc.

Peabody Energy Corporation	Potash Corporation of Saskatchewan Inc.	Talisman Energy Inc.

The comparator group used to review NEO compensation was modified in 2010, deleting Suncor Energy Inc. and Petro -Canada Limited due to the resulting size of Suncor Energy following its acquisition of Petro -Canada, deleting Husky Energy Inc. due to its size and absence of oil sands activity, and adding Cliffs Natural Resources Limited and Cameco Corporation, both considered good comparators in terms of size and nature of business activity.

Corporate Ethics and Reporting

The Corporation’s compensation plans have been and continue to be purposefully designed to be understandable and transparent.  At the same time, there must be a clear connection between planned financial and operating performance and actual results, and NEO compensation.  As well, considerable effort continues to be made to ensure a significant portion of NEO compensation is aligned with shareholder return on investment.

Total Direct Compensation Components

Total direct compensation includes base salary, an annual incentive bonus and long term incentives. Total direct compensation is targeted at the median of the market, with higher levels of compensation provided for sustained superior performance.

The relationship between compensation and corporate objectives is summarized below.

Direct Compensation Component	Description	Link to Corporate Objectives
Base Salary
Base salary is determined through an analysis of salaries paid by companies in the comparator group as well as individual performance, which is assessed according to the achievement of business and operating goals. It reflects the capability of the individual as demonstrated over an extended period of time.

Properly structured base salaries enable the Corporation to attract and retain highly skilled and talented employees. The Corporation’s base salary plan recognizes, through higher annual salary adjustments, those employees who consistently exceed expectations.

Annual Incentive Bonus
The Annual Incentive Bonus for NEOs and other management, technical, commercial and administrative staff focuses on specific objectives in three performance areas:
-corporate financial performance based on ROCE,
-business unit: safety, environment, operations ROCE performance, and
-personal performance.

ROCE, adjusted for commodity prices, focuses attention on the return generated by assets under the manager’s responsibility and encourages investment in new assets which will enhance longer term value and returns.
The focus on safety and environment supports the Corporation’s objectives in each of these important areas.
The personal component of the plan recognizes the individual’s contribution to the Corporation as reflected in the achievement of that person’s specific annual objectives.

Long Term Incentives: Stock Options and Share Units
NEOs and senior executives are eligible to participate in the Corporation’s stock option and share unit plans.  These plans provide employees with the opportunity, through their collective efforts, to participate in the growth of the Corporation’s share price. The Corporation may grant options to purchase Class B subordinate voting shares at the closing price on the day preceding the grant. The Black-Scholes method is used to value stock options. One third of each stock option grant vests each year following the date of the grant. These grants expire 10 years following the date of the grant. The value of the share units is tied to the value of the Class B subordinate voting shares. A grant of share units will entitle the employee the right to receive a cash payment equal to the market value of the underlying shares at the completion of a three year vesting period. Share units avoid the potential effect of dilution associated with stock option grants.

The Corporation’s long term incentives are designed to foster and promote the long-term financial success of the Corporation by strengthening the ability of the Corporation to attract and retain highly qualified and experienced employees, motivate these employees to achieve the longer term goals of the Corporation, and as a result, promote greater alignment of interests between employees and shareholders.

In addition to the foregoing, in February 2011, the Board determined to set out a formal statement of the Corporation’s approach to seeking reimbursement of compensation in certain circumstances, which applies to all variable compensation plans, as follows:

Compensation Reimbursement Policy

“The Board may seek reimbursement of compensation awarded to an officer of the Corporation in situations where: (a) the payment was predicated on achieving certain financial results that were subsequently the subject of a substantial restatement of the Corporation’s financial statements filed with any securities regulatory authority, (b) the officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement, and (c) the officer’s incentive compensation would have been lower had the financial results been properly reported. ”

Compensation Process Participants

The Board has responsibility for overseeing the Corporation’s compensation program.  The Board has delegated certain oversight responsibilities to the Compensation Committee, but retains final authority over the compensation program and process including approval of material amendments to or adoption of new equity-based compensation plans and the review and approval of Committee recommendations regarding executive compensation.

In designing the various elements and determining amounts of compensation, the Compensation Committee draws upon the CEO and the Vice President, Human Resources and confers with the Corporation’s Senior Vice President, Commercial and Legal Affairs and the Senior Vice President, Finance and CFO on matters that fall within their respective realms of responsibility.

The Vice President, Human Resources provides the Compensation Committee with internal and external analyses regarding the basic structure and competitiveness of the Corporation’s compensation program and the details of the Corporation’s various compensation and incentive plans. Each year, the CEO and Vice President, Human Resources review the base salaries of the NEOs, other than the CEO, and other senior executives and recommend adjustments to these salaries. Additionally, the CEO and Vice President, Human Resources provide the Compensation Committee with a detailed review of the actual results for each performance measure under the Annual Incentive Bonus Plan (the “Bonus Plan”) compared to target and the resulting proposed payments under the plan.  Also, the CEO and Vice President, Human Resources propose the total number of stock options and share units to be granted as well as the specific grant amounts to the NEOs, other than the CEO, and other senior executives.

The Compensation Committee takes advice from its compensation advisor with regard to the recommendations of Management as part of preparing its recommendations to the Board.

Determining Compensation Mix

On an annual basis, the Compensation Committee reviews the Corporation’s compensation programs, including the mix of compensation offered and the appropriateness of annual and long-term incentive compensation. The CEO and the Vice President, Human Resources advise the Committee regarding the competitiveness of the Corporation’s compensation program and its impact on the ability to attract, motivate and retain talented employees and executives. In addition, the Committee reviews information about compensation provided in respect of the comparator group of companies.

The CEO approves the Corporation’s compensation policies and programs.  Significant changes to these policies or programs are taken to the Compensation Committee for review and evaluation.  The Committee takes advice from its compensation advisor with regard to these changes as part of preparing its recommendations to the Board.

Setting Performance Objectives and Goals

The CEO, in consultation with the Board and senior management, is responsible for developing the Corporation’s overall strategic plan. On the basis of the strategic plan, the CEO develops an annual business plan and sets out corporate strategies and objectives, which are reviewed and approved by the Board.  These objectives include both general corporate and financial objectives and form the basis of assessing the CEO’s performance for the purpose of determining his annual incentive award.

The CEO meets with the NEOs and other senior executives to discuss the specific objectives that have been set. The senior executives, in consultation with the CEO, set individual performance objectives, which are linked to the strategic plan, annual business plan and corporate goals. The CEO advises the Compensation Committee regarding senior executives’ objectives and discusses the alignment of the objectives with the corporate business strategy.

Reviewing Performance and Setting Compensation

One of the Compensation Committee’s most important responsibilities is making recommendations to the Board regarding the CEO’s compensation.  In making these recommendations, the Committee takes into consideration the Board’s evaluation of the CEO’s performance, which is based on the Corporation’s performance relative to corporate objectives and strategic and annual business plans, and the CEO’s individual performance relative to his goals.

The Committee reviews the various elements of the CEO’s compensation in the context of the total compensation package, including salary, the annual incentive award, and the long-term equity incentive award. As part of preparing its recommendations regarding the CEO’s compensation, the Committee refers to compensation provided to chief executive officers among the comparator group of companies and consults with its advisor. The Committee presents its recommendations to the Board, which in turn approves the CEO’s compensation. The Board Chair, Lead Director and Chair of the Compensation Committee then provide feedback to the CEO on his performance and inform the CEO of his compensation for the coming year including base salary, annual incentive award and long term incentive grant.

The Compensation Committee consults with the CEO concerning his evaluation of the performance of the executives who report to him. The CEO makes recommendations to the Committee regarding executive salary increases, annual incentive bonuses and long term incentives, and total compensation for executives being hired or promoted.   As part of this process, the Committee reviews total direct compensation information for the NEOs and other senior executives which has been prepared by the Vice President, Human Resources.  The Committee’s recommendations regarding NEO compensation are presented to the Board for approval.

2010 TOTAL DIRECT COMPENSATION NARRATIVE AND TABLES

Base Salary

Base salaries are determined through an analysis of salaries paid by companies in the comparator group, as well as individual performance measured against the achievement of business and operating goals. Base salaries are normally reviewed at the beginning of each year.  The CEO recommends base salary adjustments to the Committee for the NEOs, other than himself, and other senior executives.  The Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO and the advice it has received from its compensation advisor.  For 2010, base salary accounted for approximately 25 percent of the NEOs’ total direct compensation.

Base salaries for the NEOs were adjusted and became effective on January 1, 2010. As a result of business conditions in late 2008 through 2009, base salaries had not been adjusted since January 1, 2008 for the NEOs and other executives. The January 1, 2010 adjustments took into consideration comparative base salaries as well as total compensation information among the comparator group of companies.

A summary of base salary adjustments are set out in the following table.

Named Executive Officer	Title	Base Salary for 2008 - 2009	As of January 1, 2010
			Dollar Increase	Percent Increase	Base Salary
Donald R. Lindsay	President and CEO	$1,144,000	$106,000	9.3%	$1,250,000
Ronald A. Millos	SVP, Finance and CFO	$440,000	$60,000	13.6%	$500,000
Boyd Payne	SVP, Coal	$703,000	$22,000	3.1%	$725,000
Ronald J. Vance	SVP, Corporate Development	$540,000	$60,000	11.1%	$600,000
Peter C. Rozee	SVP, Commercial and Legal Affairs	$495,000	$35,000	7.1%	$530,000

Annual Incentive Bonus

The Bonus Plan provides a variable component of total cash compensation that is directly related to the financial performance of the Corporation and its business units as well as the achievement of safety, environmental and individual performance objectives.

Financial performance is measured in terms of ROCE.  Corporate and business unit ROCE targets are based on the Corporation’s annual financial plan and are adjusted at the end of the year to reflect actual zinc, copper, coal and gold prices.  ROCE is used to focus management attention on the returns being generated by assets in their areas of responsibility, and encourage investment of capital in new assets which will enhance ROCE performance.

Adjusting target ROCE for commodity prices provides for recognition of excellent operating performance during periods of low commodity prices while avoiding windfall payouts during periods of high commodity prices.

The Bonus Plan has three components: corporate, business unit and personal performance. Weightings for these components vary by position, reflecting the impact each position has on company-wide and business unit performance.  Weightings and performance measures for each component of the Bonus Plan, as well as target bonuses for the NEOs are set out below.

	Target Bonus (% of Salary)	Corporate		Business Unit		Personal
		Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
D.R. Lindsay, President and CEO	90%	50%	ROCE	20%	Company- wide Safety and Environmental	30%	Personal performance objectives
B. Payne, SVP Coal	60%	30%	ROCE	40%	Coal Business Unit ROCE, Safety and Environmental	30%	Personal performance objectives
Other Named Executive Officers	60%	40%	ROCE	30%	Business Unit ROCE and functional objectives	30%	Personal performance objectives

Target bonuses are expressed as a percentage of base salary and are payable when corporate ROCE, business unit ROCE, safety and environment, and personal performance objectives are met.  Payouts under the Bonus Plan can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance.  Based on results, the CEO recommends to the Compensation Committee ratings for the corporate and business unit components of the Bonus Plan, as well as the bonus payment for each NEO, other than himself.  The Compensation Committee determines the bonus payment for the CEO based on corporate ROCE, safety and environmental performance, and the results the CEO has achieved on the personal performance objectives which were set at the beginning of the year.

As an example, the diagram below summarizes the CEO’s bonus compensation framework for 2010:

In 2010, the Corporation achieved a price adjusted ROCE of 13.1% compared to a target of 11.2%.  Based on these results and the circumstances in which the results were achieved, the CEO recommended a performance rating for the corporate component of the bonus plan of 140%.   This performance rating reflects the repayment in less than 18 months of the US$9.8 billion in debt related to the Fording acquisition, the refinancing of the long-term notes and regaining investment grade credit ratings from the major credit rating agencies. Additionally, the rating takes into consideration achievement of commercial production at Carmen de Andacollo, and good operating results at many of the Corporation’s operations, including Red Dog, Quebrada Blanca, Elkview and Highland Valley.

Results for the business unit component of the Bonus Plan are set out in the table below.

	2010 Business Unit Performance Objectives	Business Unit Performance Results	Business Unit Rating
D. R. Lindsay President and CEO	Total Recordable Incidents Frequency (“TRIF”) of 2.20. Environmental objectives as established by each Business Unit reflecting the specific requirements of each operation.

TRIF was 1.71.

Overall environmental performance was positively affected by consistent performance relative to permit requirements, timely follow-up on audit findings, adopting ISO 14001 management systems and making progress on site specific environmental issues including selenium management at the Coal operations. As of year-end, 10 of the Corporation’s 13 operations were ISO certified.

While a significantly better TRIF result was achieved compared to plan, a fatality at Carmen de Andacollo resulted in a Safety rating of 103.9%. Had the fatality not occurred, safety would have been rated at 122.2%. The  rating for environmental performance was 110.0%.

The overall Business Unit rating was 107.0%.

R. A. Millos SVP, Finance and CFO	Weighted average Business Unit ROCE target was 75.3%.	Weighted average Business Unit ROCE result was 71.0%.

Weighted average Business Unit ROCE rating was 106.3%. While ROCE actual results were somewhat below target, many operations performed well including Quebrada Blanca which achieved record mine production and cathode quality and Coal Mountain which quickly resumed normal operations following a labour dispute there.

B. Payne SVP, Coal

Coal Business Unit ROCE target of 132.9%.

TRIF of 2.20.

Environmental objectives included meeting permit requirements, implementation of audit action plans, the Corporation’s environment management standards and selenium management programs, and progressive reclamation.

Coal Business Unit ROCE was 114.4%.

TRIF was 2.33.

Environmental performance was positively affected by comprehensive efforts to improve permit performance, improve drinking water quality and conducting progressive reclamation which were completed ahead of schedule.  Work continues on development of a management plan for selenium.

Coal Business Unit ROCE performance was rated at 97.0%, Safety was rated at 94.3 % and Environmental at 126.1%. The overall rating for the Coal Business Unit was 101.4%.
R. J. Vance SVP, Corporate Development

Mr. Vance is responsible for the Business Development, Technology, and Base Metals Marketing and Sales functions. Mr. Vance’s business unit rating is based on the achievement of specific objectives for Business Development and Technology. The Marketing and Sales function is rated on the basis of the weighted average ROCE results for the Copper and Zinc Business Units.

For Business Development, asset sales were concluded, an interest in Wintering Hills was acquired, and several growth opportunities were assessed.  For the Technology groups, technical improvements in the Copper and Coal units, and further progress with the application of the CESL technology were achieved. For Base Metals Marketing and Sales, the weighted average ROCE result for the Copper and Zinc Business Units was 49.6% compared to a target of 48.5%.

Business Development was rated at 110%. Technology was rated at 106.4% and Base Metals Marketing and Sales at 109.9%. The overall rating for the Corporate Development function was 109.3%.

	2010 Business Unit Performance Objectives	Business Unit Performance Results	Business Unit Rating
P. C. Rozee SVP, Commercial and Legal Affairs	Weighted average Business Unit ROCE target was 75.3%.	Weighted average Business Unit ROCE result was 71.0%.

Weighted average Business Unit ROCE rating was 106.3%. While actual ROCE results were somewhat below target, many operations performed well, including Quebrada Blanca, which achieved record mine production and cathode quality, and Coal Mountain, which quickly resumed normal operations following a labour dispute.

The personal objectives for the senior executive team are set out in the following table.

	2010 Personal Performance Objectives	Review of Actual Performance
D. R Lindsay President and CEO

1. Implement the second phase of Courageous Safety Leadership and develop the sustainability leadership initiative across the company in order to maintain and enhance our social license to operate.

2. Maximize cash flows through prudent capital and operating expense control in order to eliminate our term debt and achieve balance sheet ratios that are consistent with an investment grade rating.

3. Continue to strive for improved performance in all aspects of our work through the pursuit of our Operating Excellence program and the ongoing development of our next generation of management.

4. Achieve commercial production from the new concentrator at Carmen de Andacollo, advancing the Quebrada Blanca concentrator project and the Relincho project, and increasing coal production to a minimum of 23.5 million tones.

●    The Visible Felt Safety Leadership program was implemented company -wide. TRIF was 4 percent lower than in the prior year. Unfortunately, there was one fatality at Carmen de Andacollo. The corporation was named to the Dow Jones Sustainability World Index and its Sustainability Report received an A+ award from the Global Reporting Initiative.

●    Acquisition financing was repaid in less than 18 months. Balance sheet targets were achieved early in the year and net debt -to -debt plus equity was reduced to approximately 20 percent. Investment grade rating was restored at all four major rating agencies and remaining debt was restructured reducing interest expense and extending maturities.

●   Significant programs implemented in the areas of maintenance, operations, energy and supply management resulting in substantial improvements. A number of programs were developed to address the transition of a significant portion of the workforce to retirement, including trades apprenticeships, frontline leader development, succession planning, and increasing participation of women in the workforce. Despite a very competitive employment market, nearly 1,500 new employees were hired during the year.

●    Commercial production was achieved at Carmen de Andacollo in the third quarter, the Quebrada Blanca project was advanced to full feasibility stage, and Relincho is advancing in pre-feasibility stage. Coal sales were 23.2 million tonnes and production was 23.1 million tonnes. Production was impacted during the third quarter by a labour dispute at Coal Mountain and operations at the ports.

	2010 Personal Performance Objectives	Review of Actual Performance
R. A. Millos SVP, Finance and CFO

1. Review the Corporation’s long-term financing plan and desired capital structure to refinance the long-term notes and regain investment grade credit rating from the major credit rating agencies.

2. Complete conversion from Canadian generally accepted accounting principles to IFRS.

3. Continue to develop and enhance the Corporation’s financial reports, plans, controls and information systems.

4. Continue to provide financial and tax analysis and support to the Corporation’s business units.

●   The Corporation’s debt was reduced by $3.1 billion and US$2.0 billion of high-yield notes were repaid or refinanced. Investment grade credit ratings were also re-established.

●   The conversion to IFRS is progressing on plan. The Corporation will commence reporting on the basis of IFRS beginning with its 2011 first quarter results.

●   Reports, plans, controls and systems are monitored regularly and changes made as requested or deemed appropriate to meet the needs of various stakeholders.

●   Financial and tax analysis and advice were provided to the business units as required.

B. Payne SVP, Coal

1. Rollout the second phase of Courageous Safety Leadership, establish policies to support Visible Felt Leadership, and ensure succession plan is updated for the Coal business unit.

2. Achieve a minimum of 23.5 million tonnes of production and sales, and establish detailed plan for global growth.

3. Achieve operating cost target and complete Enterprise Resource Planning (ERP) rollout at all operating sites.

4. Implement environment management programs.

●   Visible Felt Leadership was implemented across the Coal business unit. Succession and supporting employee development plans were updated.

●   Coal sales were 23.2 million tonnes and production was 23.1 million tonnes. Production was impacted during the third quarter by a labour dispute at Coal Mountain and operations at the ports.

●   Costs were above plan due to efforts to maximize production. ERP was implemented in the Coal business unit and each mine has in place Operating Excellence programs.

●   Environmental performance was positively affected by improvements in permit performance, drinking water quality and land reclamation.

R. J. Vance SVP, Corporate Development

1. Ensure completion of previously announced asset sales.

2. Oversee monitoring of a full range of growth opportunities.

3. Ensure effective metals and concentrate marketing functions including development and execution of strategies consistent with broader corporate goals.

4. Effectively deploy capabilities of the Applied Research and Technology group to maximize revenue and cost savings opportunities.

5. Continue to implement CESL business model to exploit propriety technology and create new growth opportunities.

6. Participate as required in corporate finance and investor relations functions.

●    Concluded asset sales generating proceeds of $1.1 billion.

●   Led comprehensive assessments of several opportunities; concluded acquisition of joint venture interest in Wintering Hills wind farm project.

●   In collaboration with the business units, achieved corporate objectives including new production from Andacollo and a premium for Highland Valley concentrates.

●   Restructured the Technology group to better support growth opportunities and operations performance, and better aligned functions with business unit needs.

●    Improved focus on marketing CESL’s proprietary capabilities.

●    Actively participated in development of liability management program to refinance high yield notes and represented the Corporation at several investor conferences and meetings.

	2010 Personal Performance Objectives	Review of Actual Performance
P. C. Rozee SVP, Commercial and Legal Affairs

1. Establish a corporate due diligence site and electronic key document library.

2. Develop and track appropriate quantitative performance metrics for the legal group and enhance knowledge management among the group through company-wide conference and document standardization.

3. Support the Projects group in assessment of pre-feasibility and feasibility study contents in order to facilitate financing and the orderly development of projects.

●   Due diligence site implemented and used to complete financings.

●    Developed process to assess legal support provided to the corporation’s business units and functions.  Also established better tracking of legal costs.  Templates for engineering contracts were developed.  System now in place to allow better sharing of precedents among the legal group.

●           Support provided to Projects group, as well as to Corporate Development group in regard to the closings related to Waneta and Carmen de Andacollo and to Finance group with regard to the debt refinancing.

Based on ratings determined under the Bonus Plan, the following bonus awards were made to the NEOs:

NEO	2010 Base Salary	Target Bonus	Bonus Payment	Payment as a Percent of Salary
D. R. Lindsay	$1,250,000	$1,125,000	$1,500,000	120%
R. A Millos	$500,000	$300,000	$380,700	76%
B. Payne	$725,000	$435,000	$380,300	52%
R. J. Vance	$600,000	$360,000	$443,800	74%
P. C. Rozee	$530,000	$318,000	$394,000	74%

Long Term Incentives

Long term incentives are designed to foster and promote the long-term financial success of the Corporation by:

●	strengthening the ability of the Corporation to attract and retain highly competent employees;

●	motivating performance through incentive compensation;

●	promoting greater alignment of interests of employees and shareholders by creating long-term shareholder value; and

●	enabling employees to participate in the long-term growth and financial success of the Corporation.

Long term incentives are comprised of stock options and share units. The Black-Scholes method is used to value stock options. The share price of the Class B subordinate voting shares on the date of grant is used to value share units. The CEO recommends to the Compensation Committee grants of options and share units to the NEOs, other than himself, as well as to other executives and senior managers.

Currently annual and long term incentive compensation equates to approximately 75 percent of the NEOs’ earnings and as a result, a significant portion of their compensation is aligned with shareholder interests.

The 2010 grant of stock options and share units to NEOs, and other executives and senior managers took into consideration the compensation objective of targeting the median of the market in terms of total direct compensation, with higher levels of compensation provided for sustained superior performance. Total direct compensation includes base salary, target bonus and long term incentive grants. For the NEOs, total direct compensation ranged from near the median of the market to between the median and 75th percentile of the market.  Total grants of stock options and share units were down considerably in 2010 compared to 2009 due to the rise in share price and the associated value of a stock option and share unit. When the 2009 grant was made in February of that year, the share price was $4.15. When the 2010 grant was made in February of that year, the share price was $35.54.

The total number of stock options granted in 2010 was 1,279,775, or 0.22% of the total shares outstanding as at March 1, 2011 (on a non-diluted basis), as compared to 2,350,000, or 0.40% of the total shares outstanding on March 1, 2010 (on a non-diluted basis).  The total number of share units granted in 2010 was 530,542, as compared to 2,758,250 in 2009.

Previously, the Committee considered the introduction of Performance Share Units (“PSU”) as an alternative to Deferred Share Units and Restricted Share Units. The Committee determined the current share unit structure to be more appropriate as the introduction of PSUs would add greater complexity and potentially result in less transparency to the administration of the Corporation’s compensation program.

The CEO is currently required to hold four times his annual base salary in shares or share units. Information provided by Mercer indicated that most companies in the comparator group require their chief executive officers to hold four times base salary in company stock, with only three of the fifteen comparator companies requiring five times base salary, which was the Corporation’s previous ownership requirement for the CEO. Therefore, for 2010, Mr. Lindsay was required to hold 145,053 Class B subordinate voting shares or share units. As of December 31, 2010, Mr. Lindsay held 302,056 Class B subordinate voting shares and 541,799 share units.  The total value of these holdings, based on the closing price of the Class B Subordinate Voting shares on the Toronto Stock Exchange on December 31, 2010 ($61.79) was $52,141,800.

Pensions

Pensions and benefit arrangements are designed to be competitive with those of other comparable companies. These arrangements are reviewed periodically by the Compensation Committee to ensure they remain competitive.

The pension arrangements of the NEOs vary depending on when the executive joined the Corporation. Mr. Lindsay and Mr. Rozee, for example, participate in the defined benefit pension plan and supplementary retirement arrangements, as described on page 45.  Executives who joined the Corporation after January 1, 2005, such as Mr. Millos, Mr. Payne and Mr. Vance, are members of defined contribution plans, as described on pages 45 and 46.

Benefits

The Corporation’s executive benefit plan includes: medical, extended health, dental, disability and life insurance coverage.  Perquisites consist of a car benefit, club memberships, and an annual health assessment.  The Corporation provides retired executives with post retirement benefits including life insurance for up to five years after retirement, medical, extended health and dental coverage.  These benefits and perquisites are comparable to what other Canadian-based mining and metal refining, and other resource sector companies provide executive level employees.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each NEO to provide a consistent and comprehensive framework of employment terms for each executive. These agreements set out terms and conditions in the event there is a change in control, or in other circumstances where the executive loses his job through no fault of his own. (See further section on Termination and Change in Control Benefits on pages 46 and 47.)

Performance Graph

The following graph illustrates the Corporation’s five-year cumulative total shareholder return (to December 31, 2010, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2005 in Class A common shares and Class B subordinate voting shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index.

	2005	2006	2007	2008	2009	2010
Teck A	100	141	143	24	122	204
Teck B TSE	100	145	120	21	126	214
S&P/TSX Composite Index	100	117	129	86	117	137

Total compensation provided to the NEOs has tracked the Corporation’s total shareholder return relative to the comparative indices as shown in the foregoing Performance Graph. Along with the decline in total shareholder returns in late 2008 and through the first months of 2009, base salaries were frozen in 2009, and bonuses for 2008 and long term incentive grants in 2009 were reduced significantly.  The Summary of Total Compensation Table for NEOs on the next page provides more details on NEO compensation for 2008, 2009 and 2010.

Summary of Total Compensation for NEOs

The following table sets out total compensation for the financial years ending December 31, 2008, 2009 and 2010 for the President and Chief Executive Officer, the Senior Vice President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and any of its subsidiaries.   Total compensation for these individuals was approximately 1.1% of the Corporation’s earnings in 2010.

Name and Principal Position	Year	Salary ($)	Share- Based Awards (1) ($)	Option- Based Awards (2) ($)	Annual Incentive Plans (3) ($)	Pension Value (4) ($)	All Other Compensation (5)(6)(7)(8)(9) ($)	Total Compensation ($)
D. R. Lindsay President and CEO	2010 2009 2008	1,250,000 1,144,000 1,144,000	2,132,400 1,307,250 2,038,200	2,030,045 426,288 2,282,784	1,500,000 1,898,500 500,000	386,000 176,000 336,000	107,569 40,000 217,804	7,406,014 4,992,038 6,518,788
R. A. Millos SVP, Finance and CFO	2010 2009 2008	500,000 440,000 440,000	533,100 327,020 509,550	444,072 106,572 570,696	380,700 596,500 170,000	65,000 57,200 57,200	24,909 33,716 34,243	1,947,781 1,561,008 1,781,689
B. Payne SVP, Coal and President Teck Coal (10)	2010 2009	725,000 703,000	533,100 327,020	444,072 106,572	380,300 542,900	94,250 91,390	3,716,997 1,294,268	5,893,719 3,065,150
R. J. Vance SVP, Corporate Development	2010 2009 2008	600,000 540,000 540,000	888,500 441,145 679,400	634,389 142,096 760,928	443,800 737,700 195,000	78,000 70,200 70,200	27,943 0 32,597	2,672,632 1,931,141 2,278,125
P. C. Rozee SVP, Commercial and Legal Affairs	2010 2009 2008	530,000 495,000 495,000	710,800 441,145 679,400	507,511 142,096 760,928	394,000 639,800 195,000	127,000 46,000 108,000	34,487 0 54,704	2,303,798 1,764,041 2,293,032

Notes:

(1)
Share units in the form of DSUs or RSUs are granted on an annual basis under the Corporation’s share unit plans.  Dividend equivalents are credited to a participant’s share unit account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares.  The units vest on the third anniversary of the end of the calendar year immediately preceding the grant.  Dollar figures are based on $35.54 which was the closing price of the Class B subordinate voting shares on the day prior to the grant date.  (See section on Incentive Plan Awards – Share Unit Plans on page 44.)

(2)
The options granted in the 2010 financial year were granted pursuant to the 2001 Stock Option Plan.  (See section on Incentive Plan Awards – Stock Option Plans on page 40).  For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant.  The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Corporation’s common share price (with a cap of 50%), expected dividend yield, and risk-free interest rate.  The assumption used in the grant date fair value model is based on an expected life of 6.5 years, which is half the sum of the actual term of ten years and an assumed vesting period of three years, which is generally consistent with the US Securities and Exchange Commission (“SEC”) safe harbor definition of expected life.  The Black-Scholes grant date fair value for awards granted on February 11, 2010 was 35.7% of the option exercise price.  The grant date fair value of stock option awards will differ slightly from the accounting fair value disclosed in the Corporation’s financial statements.  Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Corporation’s financial statements of an expense for option awards using the fair value method of accounting.  Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense.  To calculate the accounting fair value, the Black-Scholes option valuation model is also used.  However, the assumptions in the accounting model, which are consistent with the CICA’s Section 3870 rules, are based on an expected term of 5.4 years (the Corporation’s historical option exercise pattern), and volatility is not capped.  The accounting fair value for grants made under the Corporation’s 2001 Stock Option Plan during the year ended December 31, 2010 was based on a Black-Scholes value of 33.2% of the option exercise price.

(3)
The annual incentive plan amounts are applicable to the year indicated but paid in March of the following year. For example, the 2010 bonus amounts were paid in March 2011. Included in the annual incentive amounts for 2009 are supplementary bonuses in the amounts of $500,000 for Mr. Lindsay and $250,000 for Mr. Millos, Mr. Vance and Mr. Rozee.

(4)	See Pensions section on page 45 for details.

(5)
“All Other Compensation” for Mr. Lindsay for 2008 and 2009 includes director’s fees and retainer in connection with his membership on the Board.  As of January 2010, Mr. Lindsay no longer receives director’s fees.  “All Other Compensation” for Mr. Lindsay for 2008 also includes the dollar value of dividends paid on share based awards (DSUs and RSUs).  “All Other Compensation” for Mr. Lindsay for 2010 is the dollar value of dividends paid on share based awards (DSUs and RSUs).

(6)
“All Other Compensation” for Mr. Millos for 2008 is for vacation time that was paid out in that year and the dollar value of dividends paid on share based awards (DSUs and RSUs).  “All Other Compensation” for Mr. Millos for 2009 is for vacation time that was paid out in that year.  “All Other Compensation” for Mr. Millos for 2010 is the dollar value of dividends paid on share based awards (DSUs and RSUs).

(7)
“All Other Compensation” for Mr. Payne for 2010 and 2009 is a housing allowance in the amount of $36,000, a company car allowance in the amount of $15,354 for 2009 and $17,336 for 2010, and compensation paid pursuant to a stock based long term incentive compensation plan at the Fording Trust, a predecessor of the Corporation.  The Corporation sponsored the 2010 Vancouver Winter Olympics, and included in 2010 “All Other Compensation” are expenses in the amount of $25,500 for Mr. Payne and his guest to attend various Olympic events.  The amount included is based on a pro rata allocation of costs associated under a hospitality package purchased by the Corporation, which was primarily used for employee recognition.

(8)	“All Other Compensation” for Mr. Vance and Mr. Rozee for 2008 and 2010 is the dollar value of dividends paid on share based awards (DSUs and RSUs).
(9)
Except as set out above in respect of Mr. Payne, perquisites provided to the named executive officer do not reach the prescribed threshold of the lesser of $50,000 and 10% of total salary for the financial year.

(10)	Mr. Payne was the President and CEO of Elk Valley Coal Corporation and the Fording Trust in 2008 and not an executive of the Corporation.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2010.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The- Money Options (1) ($)	No. of Share Units (#)		Market or Payout Value of Share Units (2) ($)
					Vested	Unvested	Vested	Unvested
D. R. Lindsay President and CEO	100,000 120,000 240,000 160,000 160,000	33.20 43.74 33.97 4.15 35.54	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020	2,859,000 2,166,000 6,676,800 9,222,400 4,200,000	164,427	377,372	10,159,945	23,317,815
R. A. Millos SVP, Finance and CFO	30,000 30,000 60,000 50,000 35,000	33.20 43.74 33.97 4.15 35.54	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020	857,700 541,500 1,669,200 2,882,000 918,750	31,539	94,391	1,948,795	5,832,420
B. Payne SVP, Coal & President, Teck Coal	60,000 35,000	4.15 35.54	Feb. 19, 2019 Feb. 11, 2020	3,458,400 918,750	0	94,392	0	5,832,481
R. J. Vance SVP, Corporate Development	20,000 80,000 80,000 50,000	43.74 33.97 4.15 35.54	Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020	361,000 2,225,600 4,611,200 1,312,500	8,622	132,130	532,753	8,164,313
P. C. Rozee SVP, Commercial and Legal Affairs	30,000 40,000 80,000 80,000 40,000	33.20 43.74 33.97 4.15 35.54	Feb. 15, 2014 Feb. 16, 2015 Feb. 14, 2016 Feb. 19, 2019 Feb. 11, 2020	857,700 722,000 2,225,600 4,611,200 1,050,000	46,772	100,523	2,890,042	6,211,316

Notes:

(1)
  Maximum value at December 31, 2010 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2010 ($61.79) and the exercise price of the options.

(2)
  Market or Payout Value calculated by multiplying the number of share units (RSUs and/or DSUs) held at December 31, 2010 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2010 ($61.79).

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO during the fiscal year ending December 31, 2010.

Name	Option-Based Awards – Value Vested During The Year (1) ($)	Share-Based (DSU/RSU) Awards – Value Vested During The Year ($)
D. R. Lindsay President and CEO	3,162,400	1,782,238 (2) / 1,782,238 (3)
R. A. Millos SVP, Finance and CFO	751,600	668,274 (2) / 222,700 (3)
B. Payne SVP, Coal & President, Teck Coal	0	0
R. J. Vance SVP, Corporate Development	1,002,108	0 (2) / 1,188,120 (3)
P. C. Rozee SVP, Commercial and Legal Affairs	1,002,108	475,236 (2) / 712,883 (3)

    Notes:

(1)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

(2)	Deferred Share Units vested but are not redeemable until the recipients retire, resign or their employment is otherwise terminated.
(3)
The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of December 20, 2010, using the closing price of the Class B subordinate voting shares on the TSX on December 20, 2010 ($58.39).

STOCK OPTION PLANS

The Corporation currently has two stock option plans, being the 2010 Stock Option Plan (the “2010 Plan”) and the 2001 Stock Option Plan (the “2001 Plan”).

2001 Plan

Following the approval of the 2010 Plan at the annual and special meeting of shareholders of the Corporation held on April 22, 2010, the 2010 Plan replaced the 2001 Plan. Options previously granted under the 2001 Plan will continue to be outstanding until exercised or terminated in accordance with their terms. 9,000,000 Class B subordinate voting shares were initially reserved under the 2001 Plan. As of March 1, 2011 there were options outstanding under the 2001 Plan to purchase 5,100,213 Class B subordinate voting shares, representing 0.8% of the outstanding Class B subordinate voting shares (on a non-diluted basis).  There are no further  Class B subordinate voting shares available under the 2001 Plan for additional option grants.  Prior to May 1, 2001, the Corporation also granted options under its 1995 Stock Option Plan, but no options remain outstanding under that plan as of the date hereof.

Under the 2001 Plan, employees of and consultants to the Corporation and its affiliates are eligible to receive options to purchase Class B subordinate voting shares, at a price per share equal to the closing sale price of a Class B subordinate voting share on the Toronto Stock Exchange on the day prior to the date of grant of the option. Prior to April 28, 2004, non-executive directors of the Corporation were also eligible to participate under the 2001 Plan. Under the 2001 Plan, options have a term and vest as determined by the Compensation Committee of the Board of Directors, provided that the term may not exceed ten years.

The 2001 Plan includes limits on the number of options that may be granted to participants. The number of Class B subordinate voting shares reserved for issuance to insiders of the Corporation at any time or that are issued to insiders within any 12-month period, in each case pursuant to the 2001 Plan and pursuant to any other equity compensation arrangements of the Corporation, may not exceed 10% of the “Outstanding Issue”. Outstanding Issue is defined as the number of Class B subordinate voting shares outstanding less the number of Class B subordinate voting shares issued in the prior 12 months pursuant to equity compensation arrangements.  No single insider may be issued Class B subordinate voting shares pursuant to the Plan and/or any other equity compensation arrangement within any 12-month period that exceed 5% of the Outstanding Issue and no one person may hold options under the 2001 Plan and/or any other share compensation arrangement that exceed 5% of the Outstanding Issue.

Options issued under the 2001 Plan are not assignable except to a registered retirement savings plan or registered retirement income fund of an optionee.

In lieu of exercising an option, an optionee may in certain circumstances have the right to realize the appreciation in value of the option (the “Share Appreciation Right”). The value of a Share Appreciation Right is the amount determined by multiplying the number of Class B subordinate voting shares in respect of which the Share Appreciation Right is being exercised by the amount by which the market price of a Class B subordinate voting share at the time of exercise exceeds the exercise price of the option.  For this purpose, the market price of a Class B subordinate voting share is calculated as the weighted average trading price of a Class B subordinate voting share on the Toronto Stock Exchange for the five trading days preceding the date that notice of exercise is received by the Corporation. The optionee may also elect to apply up to 50% of the cash receivable under a Share Appreciation Right to the purchase of Class B subordinate voting shares from the Corporation’s treasury at the market price. Currently, there are no Share Appreciation Rights outstanding under the 2001 Plan.

In the case of the death of an employee participant under the 2001 Plan, options that have vested at or within three years following the date of death remain exercisable until the earlier of (i) the third anniversary of the date of death; and (ii) the date that is the later of the first anniversary of the date of death and the date of expiry of such options.

In the case of the death of a director participant under the 2001 Plan (other than a director who is a full-time employee) or of a consultant participant, options that have vested at or within one year following the date of death remain exercisable until one year after the date of death, notwithstanding the date of expiry of such options.

In the case of termination of the employment of an optionee, other than by death or dismissal for cause, after the optionee has reached the normal retirement age or before the normal retirement age with the Corporation’s concurrence, all options vested on the date of retirement remain exercisable until the earlier of the third anniversary of the date of retirement and the expiry date of the options. If an employee resigns in circumstances other than as described above, options that have vested prior to the date of resignation remain exercisable until the earlier of 90 days after the date of resignation and the expiry date of the option. If an employee is terminated by the Corporation otherwise than for cause or as described above, options that have vested prior to the termination remain exercisable until the earlier of one year after the date of termination of employment and the expiry date of the option.

In the case of the termination of the appointment of non-executive directors or the termination of the engagement of consultants, options that have vested prior to the termination of membership on the Board or termination of the consulting agreement, as the case may be, are exercisable until the earlier of one year after the date of termination and the expiry date of the option.

The 2001 Plan provides for adjustments in the event of a consolidation or subdivision of the Class B subordinate voting shares or if the Corporation amalgamates or merges with any other company. In the event of a take-over bid for the Class B subordinate voting shares which could result in a change in control of the Corporation, the 2001 Plan provides for accelerated vesting of options. In addition, where the Board recommends acceptance of a take-over bid and the person making the bid acquires not less than 90% of the Class B subordinate voting shares, the Corporation may cancel any option upon payment to the optionee of an amount per share which is not less than the excess of the take-over bid price per share over the exercise price per share of the affected option.

The Board may discontinue or amend the 2001 Plan at any time; provided, however that shareholder approval must be obtained to amend any of the provisions of the 2001 Plan relating to: (i) the limitations on insider participation, (ii) the maximum number of shares reserved for issuance, (iii) the eligibility of non-executive directors (iv) the decrease in the exercise price of outstanding options, and (v) the extension of the term of an outstanding option.

In February 2010, the Board of Directors amended the 2001 Plan to provide for identical treatment, as to vesting and termination of options, for those employees who retire either after the normal retirement age or prior to the normal retirement age with the concurrence of the Corporation. These provisions are described above. Under the terms of the 2001 Plan, the Board has authority to make all amendments to the Plan except those amendments identified in the preceding paragraph as expressly requiring shareholder approval.

2010 Plan

Under the 2010 Plan, options may be granted to full time employees of the Corporation or a subsidiary of the Corporation who are or who demonstrate the potential of becoming key personnel of the Corporation or a subsidiary of the Corporation.  The maximum number of Class B subordinate voting shares issuable under the 2010 Plan is 10,000,000, representing approximately 1.72% of the issued and outstanding Class B subordinate voting shares (on a non-diluted basis) as of March 1, 2011.  Options may be granted under the 2010 Plan in such amounts as the Board considers appropriate.  The option exercise price of all options granted under the 2010 Plan will be as determined by the Board and will be not less than the closing sale price of the Class B subordinate voting shares on the Toronto Stock Exchange on the last trading day prior to the date of such grant. The maximum term of any option granted under the 2010 Plan is 10 years, and any option granted will, unless otherwise determined by the Board, vest and become exercisable in three equal installments on each of the first, second and third anniversaries of the date of grant of the option.

If any options granted under the 2010 Plan expire or terminate for any reason without having been exercised in full, the unpurchased Class B subordinate voting shares that were subject to such options may again be used and available for re-granting under the 2010 Plan.

Under the terms of the 2010 Plan, the aggregate number of Class B subordinate voting shares issuable at any time to insiders of the Corporation or issued to insiders within any one year period, pursuant to the 2010 Plan and any other share compensation arrangements of the Corporation (as defined below) may not exceed 10% of the sum of the number of Class B subordinate voting shares and Class A common shares of the Corporation then issued and outstanding. “Share compensation arrangements of the Corporation” means any compensation or incentive mechanism involving the issuance or potential issuance of Class B subordinate voting shares, including a purchase from treasury of Class B subordinate voting shares where the purchase is financially assisted by the Corporation, a stock option, a stock option plan and a stock appreciation right involving the issuance of Class B subordinate voting shares from treasury.

Options granted under the 2010 Plan are non-assignable except to the legal personal representatives of a deceased optionee.

An option granted under the 2010 Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by the Corporation or a subsidiary of the Corporation.

In the case of the death of an optionee while such optionee is employed by the Corporation or a subsidiary of the Corporation, the personal representative, heirs or legatees of the deceased optionee may exercise the optionee’s options that have vested at the date of death or within three years of the date of death until the earlier of (i) the third anniversary of the date of death, and (ii) the date that is the later of the first anniversary of the date of death and the date of expiry of such options.

In the case of the retirement of an optionee on or after the date on which such optionee has reached early or normal retirement age, all options that have vested prior to retirement may be exercised until the earlier of (i) the third anniversary of the date of retirement, and (ii)  the date of expiry of such options.

If an optionee resigns from the employment of the Corporation (in any circumstance other than retirement after early or normal retirement age), the options that have vested prior to the optionee’s resignation may be exercised until the earlier of (i) the date of expiry of such options, and (ii) ninety days after the date of resignation of employment.

In the case of termination of employment of an optionee by the Corporation (other than by discharge for cause or in certain other circumstances contemplated in the 2010 Plan), options that have vested prior to termination of employment will remain exercisable until the earlier of (i) the expiry date of such options and (ii) one year after the earlier of the date that notice of dismissal from employment is provided to the optionee, and the effective date on which the optionee ceased to be an employee of the Corporation or a subsidiary of the Corporation.

Unless otherwise determined by the Board and subject to the limitations set forth in the 2010 Plan, options granted under the 2010 Plan will have attached thereto share appreciation rights (“SARs”), which may be exercised by an optionee in lieu of and not in addition to the exercise of an option. A SAR may be exercised at the time the market price of the Class B subordinate voting shares exceeds the exercise price of the accompanying option. The value of a SAR will be the amount determined by multiplying the number of Class B subordinate voting shares in respect of which the SAR is being exercised by the amount by which the market price of a Class B subordinate voting share at the time of exercise exceeds the exercise price of the option.  For this purpose, the market price of each Class B subordinate voting share is calculated as the closing sale price of a Class B subordinate voting share on the Toronto Stock Exchange on the last business day prior to the date that notice of exercise is received. The optionee may elect to apply up to 50% of the cash receivable under a SAR to the purchase of Class B subordinate voting shares from the Corporation’s treasury at the market price.

The 2010 Plan provides for adjustments in the number of and kind of securities or other property issuable upon exercise, upon the happening of certain events, including the subdivision and consolidation of the Class B subordinate voting shares, the amalgamation or merger of the Corporation, a re-designation of Class B subordinate voting shares, a take-over bid for the Class B subordinate voting shares and a business combination of the Corporation with another corporation. The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.

The Corporation prohibits personnel from trading in its securities with knowledge of material information concerning the Corporation which has not been publicly disclosed.  As it may be difficult from time to time for a person to determine whether he or she is in possession of material non-public information, the Corporation identifies certain restricted periods (a “blackout period”) during which its personnel are not to trade in securities of the Corporation, which includes exercising stock options.  The 2010 Plan permits options that would otherwise expire during or immediately following a blackout period to remain exercisable until the fifth business day following notice of the cessation of the most recent blackout period.

The Board may discontinue or amend the 2010 Plan at any time; provided, however that shareholder approval must be obtained to (i) reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option; (ii) extend the period available to exercise an option beyond the normal expiration date (except in respect of blackout periods as provided in the 2010 Plan or in certain instances, on death of the optionee); (iii) increase the levels of insider participation under the 2010 Plan; (iv) increase the number of Class B subordinate voting shares reserved for issuance under the 2010 Plan (other than pursuant to the adjustment provisions of the 2010 Plan); (v) add non-employee directors of the Corporation to the category of persons eligible to receive options under the 2010 Plan; (vi) amend any assignment rights set forth in the 2010 Plan; and (vii) amend the matters for which shareholder approval is required to amend the 2010 Plan. Subject to any necessary approval of the applicable stock exchange, all other amendments to the 2010 Plan may be made at the discretion of the Board. For example, the Board’s discretion will include, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the 2010 Plan and other amendments of a clerical or housekeeping nature, to alter the vesting or termination provisions and to modify the mechanics of exercise.  Subject to the foregoing, the Board may amend the terms and conditions of any option, provided that no amendment which could adversely affect an optionee shall be made without the consent of the affected optionee.

In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide for such additional or varied terms in the option agreements entered into with such optionees as it may consider necessary or appropriate.

In September 2010, the Board amended the 2010 Plan to clarify certain provisions and to address changes in Canadian tax laws.  In February 2011, the Board further amended the 2010 Plan to reflect the adoption of the Compensation Reimbursement Policy discussed above under the heading “2010 Compensation Overview – Total Direct Compensation Components”.

Share Unit Plans

            Effective April 28, 2004, directors and senior executive officers were eligible to participate in the Corporation’s Deferred Share Unit Plan or Restricted Share Unit Plan. These plans provide for an annual grant to each director and certain senior executive officers.  Non-executive directors also have the right to elect on an annual basis to receive some or all of their annual retainer in DSUs.  Dividend equivalents are credited to a participant’s account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares, based on the closing price of the shares on the dividend payment date.  In the case of the senior executive officers, DSUs and RSUs vest on the third anniversary of the end of the calendar year immediately preceding the date of grant.  DSUs are paid out in cash on termination of employment, retirement or death.  DSUs for directors are paid out in cash when the participant ceases to be a member of the Board.  RSUs are paid out in cash prior to the third anniversary of the year ended immediately prior to the grant.

Other executives and employees became eligible to participate in the share unit plans in 2005. As of December 31, 2010, directors, executives and employees held a total of 2,441,816 DSUs and 1,240,813  RSUs.

In February 2011, the Board also amended the Deferred Share Unit Plan and Restricted Share Unit Plan to reflect the adoption of the Compensation Reimbursement Policy discussed above under the heading “2010 Compensation Overview – Total Direct Compensation Components”.

Pensions

Defined Benefit Pension

Mr. Lindsay, CEO, is accruing benefits under the Corporation’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “Retirement Plan”), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement (the “Executive Agreement”).  His total annual retirement benefit is equal to 2.5% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service.  Earnings include base pay only.  The normal retirement age for payment of the accrued pension is age 60. Mr. Lindsay may retire at any time after attainment of age 55 or, with the consent of the Corporation, upon completion of 10 years of continuous service.  His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and two-thirds survivor pension.

Mr. Rozee, SVP, Commercial and Legal Affairs is accruing benefits under the Retirement Plan and under a supplemental pension arrangement.  His total annual retirement benefit is equal to 2.0% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service.  Earnings include base pay only.  The normal retirement age for payment of the accrued pension is age 60. Mr. Rozee may retire at any time after attainment of age 55.  His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and 60% survivor pension with a five year guarantee.

The following table provides relevant information with respect to the pension entitlements of Mr. Lindsay and Mr. Rozee as of December 31, 2010.

Name	Years of Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year	Compensatory Change	Non- Compensatory Change	Accrued Obligation at End of Year
		Accrued at End of Year	At Age 65
D. R. Lindsay	6.00	$176,900	$ 554,000	$ 1,431,000	$ 386,000	$ 432,000	$ 2,249,000
P. C. Rozee	9.75	$ 98,800	$ 224,200	$ 822,000	$ 127,000	$ 245,000	$ 1,194,000

The annual benefits payable are based on highest annual average earnings at December 31, 2010.  The actuarial valuation method and the significant assumptions that the Corporation applied in quantifying the accrued obligation at the end of the year are described in the footnotes to the Corporation’s financial statements for the year ended December 31, 2010.  The amounts in the “compensatory change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation. The amounts shown in the “non-compensatory change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.

Defined Contribution Pension

Mr. Millos and Mr. Vance are participants in the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Pension Plan”) and Mr. Payne participates in the defined contribution provision of the Pension Plan for Administrative Employees of Teck Coal Limited (the “Teck Coal DC Pension Plan”) both of which are registered pension plans under the Income Tax Act.  Mr. Millos and Mr. Vance also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”). The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after the completion of five years of service from the date of becoming a DC Supplementary Plan member.  Mr. Payne participates in the defined contribution provision of the Supplemental Pension Plan of Teck Coal Limited (the “Teck Coal Supplemental Plan”).  The Teck Coal DC Pension Plan provides for 100% vesting after the completion of two years of service; the Teck Coal Supplemental Plan provides for 100% vesting after the completion of five years of service from the date of becoming a Teck Coal Supplemental Plan member.

For each of these NEOs, the contributions remitted in 2010 by the Corporation to the DC Pension Plan or the Teck Coal DC Pension Plan were equal to the maximum contribution limit under the Income Tax Act of $22,450.  The DC Supplementary Plan and the Teck Coal Supplemental Plan provide for notional contributions of 13% of earnings minus the contributions remitted to the registered pension plans. Earnings include base pay only. The account balances under the DC Pension Plan and the Teck Coal DC Pension Plan are invested in accordance with the individual participants’ election from the investment options offered by the Corporation to all plan members including Canadian, U.S., International and Foreign Equity funds, a Bond fund, a Money Market Fund, five Asset Mix options and a Guaranteed Investment Certificate. The investment return on a NEO’s notional account balance under the DC Supplementary Plan and the Teck Coal Supplemental Plan is based on the member’s election to credit either the investment return of the Balanced Asset Mix investment option or the investment return earned by the member under the registered pension plan.

Upon retirement, the participant is entitled to the distribution of the accumulated value of the Corporation’s contributions under the DC Pension Plan or the Teck Coal DC Pension Plan as a lump sum and to the distribution of the accumulated value of the notional contributions under the DC Supplementary Plan or the Teck Coal Supplemental Plan as a series of 120 equal monthly payments.

The amounts reported in the table below show the combined defined contribution account balances for the two plans for each of these NEOs at the start of the year and at the end of the year, including a reconciliation of the change in the defined contribution account balances.

Name	Accumulated Value at Start of Year	Compensatory	Non-Compensatory	Accumulated Value at Year End
R.A. Millos	$382,400	$65,000	$40,027	$487,427
B. Payne	$314,472	$94,250	$35,300	$444,022
R.J. Vance	$269,600	$78,000	$39,574	$387,174

The amounts in the “compensatory” column include the employer contributions to the DC Pension Plan or the Teck Coal DC Pension Plan and notional contributions to the participant’s DC Supplementary Plan or Teck Coal Supplemental Plan accounts. The amounts shown in the “non-compensatory” column represent the investment earnings during the year.

None of these NEOs participate in defined benefit pension plan arrangements.

Termination and Change in Control Benefits

Mr. Lindsay, Mr. Millos, Mr. Vance and Mr. Rozee have employment agreements which include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus, share units and stock options), pension, other benefits, vacation and car benefit, and provisions covering termination for cause, without cause and in the event of a change in control. If the CEO’s employment is terminated by the Corporation without cause or by the CEO for good reason subsequent to a change in control, the Corporation will pay the CEO a lump sum equal to three times the CEO’s base salary plus an amount equal to three times the average amount of the bonus received by the CEO for the three years immediately preceding the year in which the termination of employment occurs.  For the other NEOs, the Corporation will pay a lump sum equal to two times base salary plus an amount equal to two times the average amount of the bonus received by the executive for the three years immediately preceding the year in which the termination of employment occurs.  In the event of a change in control, all unvested stock option and share unit grants vest and become payable.

Where the executive is terminated without cause, in order to receive these payments, the executive must:

(i)	not use knowledge or experience gained as an employee of the Corporation in any manner which would be detrimental to the business interests of the Corporation or its affiliates;
(ii)	not directly or indirectly recruit or solicit any employee of the Corporation for a period of 12 months following termination;
(iii)	keep non-public information concerning the business of the Corporation and its affiliates, including information related to business opportunities, in strictest confidence;
(iv)	comply with the Corporation’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and
(v)
upon termination, return to the Corporation all assets of the Corporation including any documents, recordings or other format on which information of the Corporation is stored.  These obligations do not apply if the executive is terminated by the Corporation within 12 months of a change in control or where the executive resigns for good reason within 12 months of the change in control.

The following table shows the estimated compensation where an NEO is terminated without cause, or following a change in control as if the termination occurred on December 31, 2010.

Named Executive Officer	Title	Termination Without Cause	Termination Change in Control
D. R. Lindsay	President and CEO	$6,548,500	$45,758,100
B. Payne (1)	SVP, Coal	$2,320,000	$11,433,500
R. A. Millos	SVP, Finance and CFO	$1,557,467	$11,230,600
R. J. Vance	SVP, Corporate Development	$1,878,467	$15,255,000
P. C. Rozee	SVP, Commercial and Legal Affairs	$1,673,200	$14,472,200

Notes:

(1)	Mr. Payne retired from the Corporation in February 2011 and therefore termination and change in control benefits will no longer apply to him.

There would be no incremental payments in connection with the resignation or retirement of the above NEOs other than as described above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to securities authorized for issuance under the Corporation’s equity compensation plans as at December 31, 2010.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	5,227,850 (1)	$24.785	10,000,000
Equity Compensation Plans not approved by shareholders	N/A	N/A	N/A
Total	5,227,850 (2)	$24.785	10,000,000 (2)

Notes:

(1)
The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 0.88% of the aggregate number of Class A common shares and Class B subordinate voting shares and 0.90% of the outstanding Class B subordinate voting shares.

(2)
The aggregate of 15,227,850 Class B subordinate voting shares reserved for issuance under (i) the 2001 Stock Option Plan and (ii) the 2010 Stock Option Plan in respect of the outstanding options and options which may be granted in future thereunder represents 2.58% of the aggregate number of outstanding Class A common shares and Class B subordinate voting shares and 2.62% of the number of outstanding Class B subordinate voting shares.

INSURANCE

            General By-law No. 1 of the Corporation provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Corporation, subject to the limitations contained in General By-law No. 1 and in the Canada Business Corporations Act.  Further to General By-Law No. 1, each director and officer is provided with an Indemnity Agreement consistent with the by-law provisions.

During 2010, the Corporation purchased policies of insurance for the benefit of itself and its directors and officers against liability incurred by them in the performance of their duties as directors or as officers. The cumulative amount of the premium paid in respect of the policies in 2010 was approximately US$2,252,927. The entire premium was paid by the Corporation. The aggregate amount of coverage under the policies was US$150 million in respect of the directors and officers and US$125 million in respect of the Corporation.   There is no deductible in the case of directors and officers and a deductible of US$2.5 million for the Corporation.  The policies contain standard industry exclusions and no claims have been made to date.

SHAREHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING

            In order to be included in proxy material for the 2012 Annual Meeting of shareholders, shareholder proposals must be received by the Corporation at its offices at Suite 3300, Bentall 5, 550 Burrard Street, Box 31, Vancouver, British Columbia, V6C 0B3, Attention:  Corporate Secretary, no later than November 25, 2011.

ADDITIONAL INFORMATION

            Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3:

(i)	the 2010 Annual Report to shareholders containing the consolidated financial statements for the year ended December 31, 2010, together with the accompanying report of the external Auditors;

(ii)	this Management Proxy Circular;

(iii)	the Corporation’s most recent Annual Information Form;

(iv)	comparative financial statements for the year ended December 31, 2010; and

(v)	Management’s Discussion and Analysis (“MD&A”) in respect of the comparative financial statements for the year ended December 31, 2010.

Financial information is provided in the Corporation’s comparative financial statements and MD&A for the year ended December 31, 2010.

Additional information relating to the Corporation is on SEDAR at www.sedar.com.

BOARD OF DIRECTORS’ APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

DATED this 1st day of March, 2011.

By Order of the Board

“Karen L. Dunfee”
Karen L. Dunfee
Corporate Secretary

SCHEDULE A
MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of the Corporation.  The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Corporation.  Management of the Corporation and execution of the strategic plan is delegated to the Chief Executive Officer and Management.  The Board provides guidance and direction to Management in pursuit of the Corporation’s goals and strategic plans and, without limiting the foregoing,  is responsible for:

(a)
selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the Chief Executive Officer (CEO) and satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create a culture of integrity throughout the organization;

(b)	succession planning, including the training and monitoring of Management;

(c)	with the advice of the Compensation Committee, approving the compensation of the senior management team and approving an appropriate compensation program for the Corporation’s personnel;

(d)	approving the annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public;

(e)	adopting a strategic planning process in approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(f)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage those risks;

(g)	adopting a communication and continuous disclosure policy for the Corporation and monitoring its implementation;

(h)	overseeing the policies and procedures implemented by Management to ensure the integrity of the Corporation’s internal controls, financial reporting and management information systems;

(i)	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Corporation for all directors;

(j)
appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those which pertain to items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;

(k)
determining whether individual directors meet the requirements for independence set out in the rules of the stock exchanges and securities regulatory authorities to which the Corporation is subject, and make such disclosures as are required with respect to that determination; and

(l)	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck.

A-1

Decisions requiring Board Approval

The CEO has been delegated by the Board the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $25 million per item or group of similar items.  The CEO, together with the Chairman, have been delegated the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $50 million per item or group of similar items.  The CEO is also authorized to approve commitments and expenditures of any amount for purposes that have appeared in a financial plan or otherwise have been adopted by the Board of Directors.  Projects involving expenditures or commitments in excess of these limits must receive Board approval.  The Board retains responsibility for significant changes in the Corporation’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures.  No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Corporation.

Measures for receiving Feedback from Security Holders

The Corporation has an investor relations department which is responsible for communications with investors.  Investors have the opportunity to provide feedback to the Corporation via the investor relations group through email at the Corporation’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service.  In addition, the Corporation regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and senior management present at the meeting.  The investor relations department responds to all investor enquiries in a timely manner either directly or by passing the request along to the appropriate department in the Corporation for their response.  Investor feedback is evaluated by the Vice President, Investor Relations & Strategic Analysis and summarized for senior management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion.  Significant shareholder comments and analysts’ reports on the Corporation are reported quarterly to the Board.

Expectations of Management

The day-to-day management of the Corporation and its operations is the responsibility of Management under the direction of the CEO.  The Board expects Management to manage and maintain the Corporation’s operations efficiently and safely.  The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Corporation’s business.

Expectations and Responsibilities of Directors

Directors are expected to attend all regularly scheduled Board and Committee meetings and to have reviewed in advance the meeting materials.

Director Orientation and Education

The Board shall ensure that all new directors receive a comprehensive orientation.  New directors shall be provided with a copy of the Corporation’s key policies, codes and mandates.  The Board shall encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Corporation’s operations, business and key issues.

A-2

SCHEDULE B
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The following table discloses the Corporation’s current corporate governance practices in accordance with the requirements of National Instrument 58-101.

Disclosure Requirement under Form 58-101F1			Teck Compliance	Comments & Discussion
1.	(a)	Disclose the identity of directors who are independent.	Yes
The Board has determined that all of the directors of the Corporation with the exception of Messrs. Keevil, Keevil III and Lindsay are independent.  See disclosure under the “Election of Directors” section of this Management Proxy Circular.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the “Election of Directors” section of this Management Proxy Circular.
(c)
Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “Board”) does to facilitate its exercise of independent judgment in carrying out its responsibilities.
			Yes	11 of 14 or 79% of the Corporation’s current directors are independent.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	Such other directorships have been disclosed in the “Election of Directors” section of this Management Proxy Circular.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
Yes
Beginning in 2011, the Board has adopted a policy for the independent members of the Board to meet without Management present at every meeting of the Board.  These sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.  In camera sessions are on each meeting agenda and were held at three meetings of the Board in 2010.

(f)
Disclose whether or not the chair of the Board is an independent director. If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the independent Chair or Lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.
Yes
Norman B. Keevil serves as the Board Chair, and is not an independent director.  He has served as Board Chair since 2001.

Warren Seyffert, an independent director, was appointed Lead Director on February 12, 2008 and Deputy Chairman, on April 22, 2009.

A position description for the Deputy Chairman & Lead Director has been developed and approved by the Board.  Amongst other things, the Lead Director is expected to:

(a)           provide leadership to ensure effective functioning of the Board;

(b)           lead in the assessment of Board performance; and

(c)           act as an effective liaison between the Board and Management.

Disclosure Requirement under Form 58-101F1			Teck Compliance	Comments & Discussion
	(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed on page 10 of this Management Proxy Circular.  Directors are expected to attend all meetings of the Board and Board committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meetings.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, how the Board delineates its role and responsibilities.		Yes	The Board of Directors’ Mandate is found in this Management Proxy Circular in Schedule A.
3.	(a)
Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee.  If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
Yes
A position description for the Board and Executive Committee Chair and each Board Committee Chair (which are attached to the relevant Board Committee Charters) has been developed and approved by the Board and can be found on the Corporation’s website at www.teck.com.

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
Yes
A written position description for the CEO has been developed and approved by the Board.

The CEO reports to the Board and has general supervision and control over the business and affairs of the Corporation. Amongst other things, the CEO is expected to:

(a)       foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfils social responsibility;

(b)       develop and recommend to the Board a long-term strategy and vision for the Corporation that leads to creation of shareholder value;

(c)       develop and recommend to the Board annual business plans and budgets that support the Corporation’s long-term strategy; and

(d)       consistently strive to achieve the Corporation’s financial and operating goals and objectives.

Disclosure Requirement under Form 58-101F1			Teck Compliance	Comments & Discussion
4.	(a)	Briefly describe what measures the Board takes to orient new directors regarding the role of the Board, its committees and its directors, and the nature and operation of the issuer’s business.	Yes
The Board has adopted a New Director Orientation Program designed to:

(a)       provide each new director with a baseline of knowledge about the Corporation that will serve as a basis for informed decision-making;

(b)       tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs; and

(c)       deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.

The orientation program consists of a combination of written materials, one-on-one meetings with senior Management, site visits and other briefings and training as appropriate.

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.
Yes
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education, the Corporation has a formal program of continuing education in place, and, as part of that program:

(a)       has developed a directors’ intranet site to facilitate the exchange of views and published information;

(b)       encourages presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance;

(c)       provides briefings on matters of particular interest in advance of scheduled Board meetings;

(d)       distributes written background materials on matters of relevance to the Corporation’s business;

(e)       arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management; and

(f)        identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors.

Directors participate as discussion leaders and panelists on topical issues facing the Corporation and the industry at annual strategic planning meetings.

Disclosure Requirement under Form 58-101F1			Teck Compliance	Comments & Discussion
5.	(a)	(i)
Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code, disclose how a person or company may obtain a copy of the written code.
Yes
The Board has adopted a Code of Ethics.  The complete text of the Code of Ethics, as well as other governance related documents, can be found at www.teck.com and are available in print to any shareholder who requests them from the Corporate Secretary.

(ii)
If the Board has adopted a written code, describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding  compliance with its code.
Yes
Management reports quarterly on the operation of the Corporation’s fraud reporting system and its Whistleblower Hotline.  Staff employees, officers and directors annually certify their compliance with the Code of Ethics.

(iii)
If the Board has adopted a written code, provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
			Yes	The Corporation has not had occasion to file any such report.
(b)
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
Each director must possess and exhibit the highest degree of integrity, professionalism and values.  A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board, refrain from participating in any discussion of the matter and abstain from voting on it.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Yes
In conjunction with the introduction of a Whistleblower Hotline in 2006, the Corporation released the “Doing What’s Right” program to reinforce the core values set out in the Code of Ethics.  Those values will be continually reinforced on a bi-annual basis through our on-line training program introduced in 2007.

Disclosure Requirement under Form 58-101F1			Teck Compliance	Comments & Discussion
6.	(a)	Describe the process by which the Board identifies new candidates for Board nomination.	Yes
The Corporate Governance and Nominating Committee (the “CG&N Committee”) is responsible for recruiting and proposing to the full Board new nominees for directors.  The CG&N Committee, in the discharge of its duties:

(a)       consults with the Board and Chief Executive Officer and, on an ongoing basis, identifies the mix of expertise and qualities required for the Board;

(b)       assesses the attributes new directors should have for the appropriate mix to be maintained;

(c)       in consultation with the Board and Chief Executive Officer and on an ongoing basis takes note of potential candidates and their availability;

(d)       has implemented a procedure to identify, with as much advance notice as practicable, impending Board vacancies, so as to allow sufficient time for recruitment and for introduction of proposed nominees to the existing Board;

(e)       arranges for each candidate to meet with the CG&N Committee, the Board Chair and the Chief Executive Officer and, where an outside consultant is used, develops a short-list of candidates;

(f)        recommends to the Board, as a whole, proposed nominee(s) and arranges for their introduction to as many Board members as practicable;

(g)       ensures that prospective candidates are informed of the degree of energy and commitment the Corporation expects of its directors; and

(h)       encourages diversity in the composition of the Board.

(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
Yes
The Corporation has a standing CG&N Committee.
Each of the five directors who comprise the CG&N Committee is independent.  Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

Disclosure Requirement under Form 58-101F1			Teck Compliance	Comments & Discussion
	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the CG&N Committee are set out in its Charter, which is available on the Corporation’s website at www.teck.com.  Pursuant to the CG&N Committee Charter, the purpose of the CG&N Committee is to identify the individuals qualified to become members of the Board, to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board and to address related matters.  Please refer to the “Report of the Corporate Governance and Nominating Committee” section of this Management Proxy Circular for additional information.

7.	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Yes
Director and officer compensation is established on the advice of independent consultants, with a view to establishing target compensation at the median of the applicable comparator group.  Please refer to the “Compensation Discussion and Analysis” and the “Director Compensation” sections of this Management Proxy Circular, as well as the response to 7(d) below for additional information.

(b)
Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
Yes
The Corporation has a standing Compensation Committee.  Each of the five directors who comprise the Compensation Committee is independent.  Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information.

	(c)	If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	Yes
The responsibilities, powers and operation of the Compensation Committee are set out in its Charter, which is available on the Corporation’s website at www.teck.com. Pursuant to the Compensation Committee Charter, the purpose of the Compensation Committee is to assist the Board in carrying out its responsibility for:

(a)       executive compensation (including policy and programs);

(b)       Management development and succession;

(c)       Board compensation; and

(d)       broadly applicable compensation and benefit programs.  Please refer to the “Compensation Discussion and Analysis” section of this Management Proxy Circular for additional information.

Disclosure Requirement under Form 58-101F1		Teck Compliance	Comments & Discussion
(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Yes
In 2010, the Compensation Committee retained Mercer (Canada) Limited (“Mercer”) to advise them on the compensation of the Chief Executive Officer and the NEO’s.  Mercer has also provided human resources consulting services to the Corporation.  Management and the Compensation Committee will continue to use Mercer’s survey data to benchmark the salary, bonus and long term compensation of the named executive officers.

8.	If the Board has standing committees other than the Audit, Compensation and Nominating committees, identify the committees and describe their function.	Yes
The Board has an Executive Committee to enable it to react quickly to emerging issues and opportunities; a Pension Committee to assist in the oversight of the governance and management of its pension plans; a Reserves Committee to provide enhanced oversight of the Corporation’s policies and management of its mineral and oil reserves and resources; and a Safety  and Sustainability Committee to review corporate policies, procedures and performance with respect to these important matters.

9.
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that it, its committees, and individual directors are performing effectively.
Yes
Each year Board members complete a detailed questionnaire which:

(a)       provides for quantitative and qualitative ratings of their and the Board’s performance in key areas; and

(b)       seeks subjective comment in each of those areas.

The questionnaire is administered by the Corporate Secretary who compiles the responses in a summary report. The summary report and individual responses are reviewed by the Deputy Chairman & Lead Director.  The CG&N Committee reviews the results of the self-assessment process and identifies areas in which the Board can adjust its procedures, and other matters requiring follow-up.  These are reported to the full Board by the CG&N Committee. Matters requiring follow-up are identified and action plans developed which are monitored by the CG&N Committee.

TECK RESOURCES LIMITED

PROXY - CLASS A COMMON SHARES
ANNUAL GENERAL MEETING
April 20, 2011

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 20, 2011 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.  To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
I. Abe	□	□	F. P. Chee	□	□	D. R. Lindsay	□	□
M.M. Ashar	□	□	J. L. Cockwell	□	□	J. G. Rennie	□	□
J. B. Aune	□	□	N. B. Keevil	□	□	W.S.R. Seyffert	□	□
J. H. Bennett	□	□	N. B. Keevil III	□	□	C. M. Thompson	□	□
H. J. Bolton	□	□	T. Kuriyama	□	□

2.   To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR                                WITHHOLD VOTE _________

3.   To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR                                AGAINST __________

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this                    day of                                               , 2011.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.eproxyvoting.com/teck.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify CIBC Mellon Trust Company of any change in your address.
Control Number

TECK RESOURCES LIMITED

PROXY - CLASS B SUBORDINATE VOTING SHARES
ANNUAL GENERAL MEETING
April 20, 2011

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 20, 2011 and any adjournment thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.  To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
I. Abe	□	□	F. P. Chee	□	□	D. R. Lindsay	□	□
M.M. Ashar	□	□	J. L. Cockwell	□	□	J. G. Rennie	□	□
J. B. Aune	□	□	N. B. Keevil	□	□	W.S.R. Seyffert	□	□
J. H. Bennett	□	□	N. B. Keevil III	□	□	C. M. Thompson	□	□
H. J. Bolton	□	□	T. Kuriyama	□	□

2.   To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors’ remuneration.

FOR                                WITHHOLD VOTE _________

3.   To approve the advisory resolution on the Corporation’s approach to executive compensation.

FOR                               AGAINST __________

IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.

THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this                      day of                                   , 2011.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.eproxyvoting.com/teck.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by internet, at least 48 hours before the date of the Meeting.  The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify CIBC Mellon Trust Company of any change in your address.
Control Number

NOTICE TO REGISTERED SHAREHOLDERS REGARDING INTERIM FINANCIAL STATEMENTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our interim financial statements.  If you  wish to receive these financial statements, please complete the bottom of this notice and return to our Transfer Agent and Registrar, CIBC Mellon Trust Company, by facsimile, mail or by submitting your request electronically at www.cibcmellon.com/investorinquiry.  Your name will then be added to the mailing list maintained by CIBC Mellon Trust Company.  Please be assured that if you do not elect to receive our financial statements you will still receive annually our Notice of Annual Meeting, Management Proxy Circular and a Proxy Form.

If you elect  to receive either our annual financial statements, interim financial statements or both your election will  be effective until you notify CIBC Mellon Trust Company of a change to your election.  You may change your election with respect to the financial statements at any time by contacting CIBC Mellon Trust Company at the address noted below.  We will send you a similar election notice each year.

In addition if you wish to receive delivery of certain of  Teck’s corporate documents via the Internet rather than by mail, please check that preference on the bottom of this notice or enrol online at www.cibcmellon.com/electronicdelivery.

Financial Statements Election Notice

To:	CIBC Mellon Trust Company	(PLEASE PRINT)
	PO Box 7010	Name
Adelaide Street Postal Station
	Toronto, ON M5C 2W9	Address
Canada
Fax: (416) 643-3135
ELECTRONICALLY: www.cibcmellon.com/investorinquiry

Postal/Zip Code
I wish to receive interim financial statements of Teck Resources Limited:		Country

Email Address

I understand that this election notice will be effective until I notify CIBC Mellon Trust Company of a change in my election and that I may change my election at any time by contacting CIBC Mellon Trust Company at the address noted above.

CHECK ONE:

☐	By Mail
☐
By electronic delivery.  I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED (”Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim financial statements, annual report and other corporate information is available on the Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

TO:  TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Report
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck  at 604-699-4000; sending Teck  a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.	I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone:  604-699-4000, fax:  604-699-4729, email: info@teck.com or mail:  Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

NOTICE TO BENEFICIAL SHAREHOLDERS
REGARDING QUARTERLY AND ANNUAL REPORTS
AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

Dear Shareholder,

As a non-registered shareholder of Teck Resources Limited (“Teck”), you are entitled to receive our annual financial statements, interim financial statements or both.  If you wish to receive these financial statements, please either complete and return this notice by mail or submit your request online (see address below).  Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, your will receive this card each year and will be required to renew your request to receive these financial statements.  If you have an questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/investorinquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements.  Our Company code number is 7330A

To:	CIBC Mellon Trust Company	(PLEASE PRINT)
	PO Box 7010	Name
Adelaide Street Postal Station
	Toronto, ON M5C 2W9	Address
Canada
Fax: (416) 643-3135
ELECTRONICALLY: www.cibcmellon.com/investorinquiry

Postal/Zip Code
Please add my name to the Supplemental Mailing List for Teck Resources Limited and send me their financial statements		Country
As indicated below:
Email Address
☐ Annual Financial Statements
☐ Interim Financial Statements

CHECK ONE:

☐	By Mail
☐
By electronic delivery.  I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

 (See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED ( "Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim  financial statements, annual report and other corporate information is available on Teck’s website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck  has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. Teck  encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

TO:  TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Reports
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck  has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck  may determine.

3.	I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4.    I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck’s web address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck  at 604-699-4000; sending Teck  a fax at 604-699-4729; sending Teck  an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300-550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.    I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone:  604-699-4000, fax:  604-699-4729, email: info@teck.com or mail:  Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.    I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.